

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934



For the month of May, 2002. 5/31/02

Gentry Resources, Ltd.
(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F __

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________   No__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.
(Registrant)

Date June 11, 2002

By: ______________________
Name: Christine Penner
Title: Corporate Administrator

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

11007-1/FORM 6-K


Gentry Resources Ltd.
A Full-Cycle Exploration and Production Company
Annual Report 2001


99
00
01


700
95
96

Year Ended December 31	2001	2000	% Change

Financial Highlights

($ thousands, except where indicated)

	2001	2000	% Change
Gross Revenue	$ 16,220,430	$ 13,151,082	23%
Cash Flow from Operations	6,269,717	4,529,637	38%
Per share - Basic	0.30	0.22	36%
- Diluted	0.29	0.21	38%
Net Income	1,745,712	1,986,795	(12)%
Per share - Basic	0.08	0.10	(20)%
- Diluted	0.08	0.09	(11)%
Net Capital Expenditures	10,092,161	3,319,266	204%
Total Assets	28,168,121	19,055,797	48%
Long-term Debt	7,569,123	4,015,451	88%
Shareholders' Equity	12,842,869	8,844,590	45%
Common Shares Outstanding			
Weighted Average - Basic	20,883,082	20,878,731	0%
- Diluted	21,842,318	21,428,488	2%
Year End - Basic	22,317,343	20,588,430	8%
- Diluted	24,819,843	22,690,930	9%

Production Highlights

	2001	2000	% Change
Oil & Liquids (bbls/d)	937	837	12%
Gas (mcf/d)	3,275	1,997	64%
Barrel of Oil Equivalent (boe/d)	1,483	1,170	27%

Average Prices

	2001	2000	% Change
Oil & Liquids ($/bbl)	$ 29.19	$ 30.12	(3)%
Gas ($/mcf)	$ 5.22	$ 5.42	(4)%
Barrel of Oil Equivalent ($/boe)	$ 29.97	$ 30.80	(3)%

Reserves (Proven & Half Probable)

	2001	2000	% Change
Oil & Liquids (mbbls)	2,974	3,155	(6)%
Gas (mmcf)	14,937	6,641	125%
Barrel of Oil Equivalent (mboe)	5,463	4,262	28%

Note:
Natural gas is converted to boe on the basis of 6 mcf = 1 boe.
All reserves (and calculations thereon) are based on a proved plus 50% probable basis unless otherwise stated.


Annual Production
(boe/d)
374
1,170
1,483
1,738
95
99
00
01
01Exit
Annual Reserves
1,459
2,171
2,888
2,379
3,550
4,262
5,463
95
96
97
98
01

Our focus is Western Canada

A high quality asset portfolio providing stable year to year production.

Consistent and profitable growth.

Core exploration areas with high-impact drilling opportunities.

An aggressive focus on full-cycle exploration.

Table of Contents



R. Gordon McKay,
Vice President, Exploration & Chief Operating Officer

Hugh G. Ross,
President & Chief Executive Officer

We've built an oil and gas company on a stable base of production.



We set out to build an oil and gas company with a stable base of production that we could leverage into higher-impact exploration. 2001 was the year we succeeded and strategically moved to full-cycle exploration. Having turned that corner, our exploration core areas have yielded significant reserves, high-impact wells and opened up exploration fairways. Internally-generated exploration will be the major driver of our growth, but we will remain committed to the principles that have built our business: DISCIPLINE, FOCUS – and our OPPORTUNITY-DRIVEN mindset.

Ketan Panchmatia,
Vice President, Finance and Chief Financial Officer

DISCIPLINE



Our production base consists of **high quality, long-life reserves.**

Gentry holds interests in some of Western Canada's highest-quality producing units – all of them operated by some of the most respected companies in the business. These assets have very stable production with decline rates as low as four percent, and long-life reserves ranging up to 40 years. In establishing our solid production base, we carefully selected these properties for quality, longevity and operating efficiency. Having built this stable base of production and cash flow, we have successfully moved to developing substantial exploration projects.



FOCUS

We moved to full-cycle exploration in 2001 – with great success.

Gentry is poised for significant growth through the drill bit and in 2001, we aggressively began operating full-cycle exploration. This involved a focused effort in acquiring a dominant land position in core areas, taking higher working interests, and amassing significant technical knowledge and expertise in specific areas. We assembled two high-impact exploration areas in 2001 – and results came quickly.

Our Princess property became a significant project area following the drilling of a highly successful gas well. Evaluation of reserves and productive capability is underway, but indications are that we could double our gas production when the pool is brought onstream, likely in third quarter 2002.

Our second theatre of exploration is at Red Willow in southern Alberta where we continue to add reserves and production.

To continue the momentum of these exploration campaigns, we are seeking to add a third core exploration area in 2002. Exploration in Western Canada will be the prime force behind Gentry's growth, balanced by our existing base of production with long-life reserves and low decline rates. We are a Company positioned for rapid growth through full-cycle exploration.



OPPORTUNITY



International exposure with **huge potential.**

Deep-water exploration off West Africa has emerged as one of the biggest plays in the international arena. Through a 40% equity interest in Stratic Energy Corporation, Gentry is one of a handful of small companies in West Africa's offshore.

Stratic holds interests in two blocks offshore Côte d'Ivoire, which are adjacent to two major discoveries. The first discovery tested at 6,700 bbls/d in 2001, and the second achieved test flow rates in excess of 10,000 bbls/d in 2002. A similar structure on one of our blocks is currently being evaluated and a decision to drill should be made by September of this year.

Stratic is also pursuing exploration onshore Gabon, West Africa and is prospecting in other hydrocarbon basins in West and North Africa. This international presence has major upside potential as a medium-term equity investment for Gentry.

Longer-term East Coast Canada

Western Canada is our prime operational focus, but opportunity led us to gain a presence in Canada's offshore East Coast. As we watched the exploration play developing, we acquired acreage in the Gulf of St. Lawrence offshore at a very minimal cost. This is essentially a wildcat play and jurisdictional issues have still to be resolved. Yet with a marginal investment, Gentry holds a position in Canada's offshore East Coast. This play will undoubtedly continue to evolve and mature in the future. It is a longer-term investment, and another example of our ability to identify opportunity.

Board of Directors



Left to Right standing: Hugh Ross, George Hawes, Michael Halvorson
Left to Right seated: Walter O'Donoghue, A. Bruce Macdonald

President's Message

2001 was a very exciting and rewarding year. Once again we reached record levels on key financial and operational benchmarks. Despite moderately lower average commodity prices, gross revenue was up 23% over 2000 to $16.22 million. Cash flow grew 38% to a record $6.27 million, or $0.30 per share versus $0.22 in 2000. Net income was down 12% to $1.75 million, while net income per share was $0.08 versus $0.10 in 2000. An important factor as we move forward is the health of our balance sheet, which will allow us to respond to new opportunities as they arise.

Our operational results were equally rewarding. Average production grew 27% to 1,483 boe/d, and our 2001 exit rate was up 47% to 1,738 boe/d. Current production has reached 1,970 boe/d, weighted 53% to natural gas compared with a 28% natural gas weighting in our average production for 2000. Recent drilling success will add significant gas volumes over the next year, with a major increase scheduled for late in the third quarter. Other operational highlights for the year include:

- Proved plus half probable reserves grew 28% to 5,463 mboe compared with 4,262 mboe at year-end 2000.
- Proved gas reserves increased 99% to 11.99 bcf.
- Proved plus half probable gas reserves grew 125% over 2000 to 14.94 bcf.
- The net present value of proved plus half probable reserves, discounted at 10%, grew 25% to $37.8 million.
- We replaced 261% of 2001 production on a proved basis, and 322% on a proved plus half probable basis.
- Our finding and development costs were in the industry's top quartile at $7.13 per boe for proved reserves and $5.79 for proved plus half probable reserves.
- Gentry participated in 41 wells (11.6 net) which resulted in a drilling success rate of 85% (70% net).

These results reflect our new positioning as a full-cycle exploration company with the tools, the technical team and the drive to play a more aggressive, competitive role in the industry.

Full-cycle Exploration

As we enter 2002, Gentry is a company with new a direction, a more aggressive operating style and significant growth potential. Last year we set major goals, the most important being to launch into successful full-cycle exploration. We not only achieved that goal, but surpassed expectations.

Gentry now has two core exploration areas, Princess and Red Willow. While Princess is still under evaluation, we are anticipating significant reserve and production increases. At Red Willow, our drilling program continues to add reserves and production. Both plays have grown into significant project areas which are driving momentum in our exploration program.

Gentry's Strategy

As part of our move onto the exploration front, we hired additional industry professionals with considerable experience in the geo-technical sciences. This was against the backdrop of a finely tuned exploration strategy. Gentry will operate its exploration plays and take high working interests, with the goal being a minimum 50% stake. A focus on core areas will be a mainstay of operations and will allow us to develop significant technical expertise in a limited number of high-impact areas. As drilling programs are developed, we will be mindful that that our corporate target is an approximate 60% weighting to natural gas.

These strategies are directly related to management's experience within the industry, and our objective of creating a profitable company with upside rewards for shareholders. To fully understand this turning point in the Company, it is important to look back at our growth strategy in recent years.

Rationale for Change

As a small company, Gentry has always been driven by somewhat opposing tenets, a disciplined focus versus the aggressive search for opportunity.

Discipline and Focus

In the past, Gentry's growth was based on underlying principles of discipline and focus, which can be seen in our track record of steady year-over-year production growth. It is also evidenced in the high quality nature of our production base.

We hold interests in producing properties that are considered core holdings by the large oil and gas companies that operate them. Long-life reserves and low decline rates make these properties an ideal base of stable production and cash flow. This solid base took several years to build and, with discipline, we were not prepared to enter into exploration initiatives until cash flow was large enough to support higher risk ventures.

The move to full-cycle exploration had been in our plans for a number of years. Our target for the shift was a production base of in excess of 1,000 boe/d, which was reached in 2000. In March 2001, we amalgamated with Sloane Petroleums Inc., which gave Gentry interests in a very exciting gas property, Red Willow. Following this acquisition, we aggressively began acquiring additional highly prospective lands. By mid-year, we had farmed-in to our exploration play at Princess and acquired a substantial land position of 55 sections. Our drilling results have been very successful, and we are continuing to aggressively increase our landholdings in both areas.

Targeting international opportunities

Our growth in Western Canada has been based on an opportunity mindset. We took this philosophy further by positioning Gentry with an equity interest in what has evolved into one of the more exciting international plays. Through a 40% equity interest in Stratic Energy Corporation, Gentry is linked to exploration in deep water West Africa through Stratic's concessions in offshore Côte d'Ivoire. Stratic also has an onshore concession in oil-rich Gabon, and is evaluating prospects in other sedimentary basins in North and West Africa.

Gentry views this international exposure as an opportunity to participate in huge upside potential through an equity investment, at a relatively minor cost.

Capitalizing on Changes in the Industry

The Canadian oil and gas industry has continued to evolve – much to the advantage of companies like Gentry. Over the past several years, consolidation has been rampant. The number of junior oil and gas companies has fallen by about two-thirds, and only a handful of intermediate-sized companies remain. A good number of companies have been acquired by large U.S.-based companies, which must turn to international plays and the frontiers for reserve replacement. As a result, smaller interests in high quality assets in Western Canada are being divested or farmed-out.

This activity has created a new cycle of opportunity for small, aggressive companies like Gentry. Essentially, there is a void in the industry, and an opportunity for small companies to grow into junior and intermediate-sized operations.

While we believe there is opportunity, the successful companies will be those with key characteristics: experienced management, a low level of leverage and access to future capital. Gentry is positioned with all of those attributes. Our move to full-cycle exploration has coincided with this new cycle of opportunity emerging in Western Canada. We are well positioned with an opportunity base to fill the 'new' emerging sector of junior exploration companies.

Commodity Price Outlook

Commodity prices continued to experience volatility, particularly for natural gas. In January 2001, prices peaked at more than $12.00/mcf and dropped to the $2.30/mcf range in the third quarter. Natural gas fundamentals have steadily improved, with prices currently in the $4.50/mcf range. Such volatility demonstrates the market's concerns about adequate supply to meet North American demand and, as a result, the positive outlook for gas markets over the longer term.

Analysts report a weakening in U.S. domestic supply as producers report lower cumulative quarter-over-quarter production volumes. Against this trend, the U.S. economy is gaining strength and demand is expected to rise in both traditional and emerging markets. In many traditional industries, natural gas is considered cleaner-burning and the preferred energy source. New markets are emerging as power-generation plants are being built that can not fuel-switch to coal, and other markets are being opened up with expansion of transportation networks in the U.S.

These positive gas market fundamentals and increased social environmental awareness led Gentry to focus its 2001 capital programs towards a gas-driven strategy. Gas markets based in North America are not tied to the geopolitical framework of OPEC and its production quotas and pricing policies.

Crude oil prices will continue to be volatile as they reflect world events, OPEC's response to those events and its members' ability to adhere to the organization's policies. The current tensions in the Middle East, specifically the Middle East conflict and the looming threat of an oil embargo by some sympathetic states, are putting pressure on the market fundamentals of supply, demand and inventories. However, while crude prices will continue to reflect world events and cycle through pricing highs and lows, we believe that the basic market fundamentals for crude oil remain strong.

Share Repurchase

During 2001, Gentry continued to repurchase its shares under a normal course issuer bid. The Company purchased 962,754 common shares at an average price of $1.04 per share.

This share repurchase is being undertaken as management and the Board firmly believe that the price of Gentry's common shares do not reflect the underlying value of the Company. The purchase of these shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders. With our base of opportunities, and more aggressive stance in the industry, we believe that our shares should be valued at much higher levels.

Corporate Governance

The issue of corporate governance has come under sharp scrutiny following recent high profile corporate restructurings in the United States. It is an important issue for investors, and one we would like to address directly. A summary of how we run our business, including the safeguards and responsibilities of management and the Board of Directors, is on page 32 of this annual report.

We would like to emphasize that management and directors are committed to high standards of corporate governance in all aspects of our operations and financial dealings. It is an issue and a responsibility that we take very seriously.

Into 2002

As Gentry moves forward in 2002, we are very excited about our exploration programs. Capital expenditures are currently budgeted at $7 million with a focus on drilling our two core exploration areas. Thirty-five gross wells are currently planned with an emphasis on the Gentry-operated Princess exploration play. A major thrust of activity this year will be creation of a third high-impact exploration area.

Our current plans call for capital expenditures to be funded entirely from cash flow, yet we have the balance sheet strength to increase capital spending should opportunities arise in the evolving industry environment.

Overriding any such decisions will be the discipline and focus inherent in our operations since the Company's inception.

In Closing

While we have built a very strong production base – and an exciting opportunity base – it is our team of talented people that will drive Gentry's growth. I would like to acknowledge our employees whose contributions have taken Gentry to such a turning point in its history, and will be integral to our future. I extend sincere thanks, both personally and publicly, for their dedication and hard work.

I would also like to extend my appreciation to the Board of Directors for their continued guidance and support.

Our shareholders must also be acknowledged for their continued support. We have reached a point where Gentry is positioned to generate considerable value for our investors. We have a very clear direction, an experienced management team, and the discipline and focus to carry the Company forward into a new phase of growth.

On behalf of the Board of Directors

Hugh G. Ross
President & Chief Executive Officer
April 19, 2002



George Magarian
Exploration Manager

Operations

N Western Canadian Properties

Yellowknife
British Columbia
Alberta
Saskatchewan
Manitoba
Edmonton
Vancouver
Victoria
Calgary
Saskatoon
Regina
Winnipeg

1) Princess	5) Thornbury	9) Weyburn Unit	12) Pennant
2) Red Willow	6) Provost	10) Kenosee, Wilmar, [illegible]nsdale, Parkman	13) Virden Roselea
3) Oyen/Sedalia	7) Steelman Units	11) Dollard Unit	14) Wappella
4) Baldwinton	8) Benson Unit		15) Instow Unit



Our Strategy

Core areas will have high impact growth potential with the ability to operate on a full cycle basis.

Explore in areas where we can operate and control our own transportation and processing infrastrucure.

Operate exploration plays with the goal of minimum 50% working interest.

Focus on a small number of core exploration areas where our technical expertise can be deployed to our advantage.

Target natural gas prospects to maintain a balanced production profile between oil and natural gas.

In 2002, add one additional core area where we have a sound base of technical knowledge.

Princess

Product:	Gas and Light Oil
Land:	35,840 acres optioned, 10,880 earned
Working interest:	50%
Operator:	Gentry Resources



Gentry Lands
Drilled Locations

Activity to Date

- In mid-2001, Gentry farmed-in on 55 sections of land with a commitment to drill five wells and shoot an 18 square kilometre 3D seismic survey to earn a 50% interest.
- Phase One drilling was completed in December 2001 with three wells cased for gas and two wells abandoned.
- Under initial testing, one gas well AOF tested at 12 mmcf/d.
- At the time of writing, Gentry purchased two sections and was finalizing a farm-in which will add another 15 sections of contiguous land, bringing the total under control to 72 sections.
- Drilling in 2002 should see a minimum of 4-5 wells targeting natural gas in the Devonian and gas and oil in the Mississippian horizons.

Gentry-operated Princess is the Company's main focus of exploration activity and its major growth area. Since mid-2001, Gentry has been aggressively increasing its land position and building a sound technical understanding of the play concept. Successful drilling in December resulted in a potentially high-impact well, which delineated a large gas pool. The well is currently under evaluation for reserves and production rates, the results of which will determine how the pool will be produced, however, we expect to be onstream late in this year's third quarter.

The play is particularly attractive in that the Devonian and Mississippian targets are at shallow drilling depths, between 1,000 and 1,300 metres, and the reserve potential is significant. The area is also attractive for its close proximity to existing infrastructure.

Princess is an ideal niche play for Gentry; an area where the Company has built a dominant land position, in-depth technical understanding and the potential exists for additional high-impact production and reserves.


Gentry Lands
Drilled Locations

Red Willow

Product:	Gas
2001 average production:	200 boe/d
Current production:	550 boe/d
Total company production:	28%
2001 reserves:	474 mboe
Total company reserves:	9%
Land:	8,320 acres
Working interest:	25% to 100%
Operator:	Gentry Resources Monolith Oil

Red Willow is Gentry's largest gas producing property and a second core area of high-impact exploration. The property is characterized by a very porous, clean reservoir which lends itself to large reserves and prolific rates of production. In addition, the area has relatively low costs in that wells are inexpensive to drill and the property is close to existing infrastructure. Gentry has been active in the area since 1999 and has had some excellent drilling successes, with several wells achieving initial production rates of 5.0 mmcf/d. Gentry holds working interests varying from 25% to 100% and a 25% interest in a non-operated gas plant.

Activity to Date

- Red Willow was acquired through the amalgamation with Sloane Petroleums Inc. in March 2001.
- An aggressive land acquisition program took place in 2001 approximately doubling our net acres.
- Six wells were drilled in 2001 resulting in four gas wells and two dry and abandoned wells.
- Successful wells are currently being brought onstream, which will continue to add production and reserves.
- To date in 2002, the Company has drilled one gas well, one oil well and one dry and abandoned well.
- Several more promising anomalies have been identified and additional drilling will take place during 2002.
- To support the exploration program, Gentry is continuing to acquire lands in the area in order to maintain a dominant position in this exploration fairway.

West Provost

West Provost continues to be a solid base of production and a sound generator of cash flow to the Company. Low risk development is likely to take on a new focus as the Operator has been re-evaluating the area's exploration and exploitation potential. Seven wells were drilled in 2001 which resulted in 4 gas, 1 oil, and 2 standing cased. Up to five wells could be drilled in 2002.

Product:	Gas and Oil
2001 average production:	184 boe/d
Total company production:	9%
2001 reserves:	972 mboe
Total company reserves:	18%
Land:	57,440 acres
Working interest:	27% gas, 43% Oil
Operator:	Real Resources



Baldwinton

Baldwinton is the Company's largest single source of oil production and the Company's only heavy oil property. It continues to be a steady producer with excellent finding and developing costs in the range of $3.50/bbl.

Production optimization is the main focus of activity. In 2001 Gentry participated in two wells resulting in a total of 16 wells currently producing from the Sparky pool. In 2002, Gentry anticipates that one to three wells will be drilled into both the existing pool and a possible pool extension.

Product:	Heavy Oil
2001 average production:	459 bbls/d
Total company production:	23%
2001 reserves:	703 mbbls
Total company reserves:	13%
Land:	1,920 acres
Working interest:	30.5%
Operator:	Murphy Oil Company Ltd.



Virden Roselea

Virden Roselea is property with long-life reserves, low decline rates and infill drilling potential, all of which contribute to relatively stable production and cash flow. Gentry holds the largest interest in the property next to the operator. In 2001, Gentry participated in a six-well horizontal drilling program, followed by an additional horizontal well drilled in first quarter 2002. Evaluations are currently underway to identify additional drilling locations.

Product:	Oil
2001 average production:	53 bbls/d
Total company production:	3%
2001 reserves:	207 mbbls
Total company reserves:	4%
Land:	3,560 acres
Working interest:	10.6%
Operator:	Chevron/Texaco



Steelman Units

Steelman is a prime example of the quality assets underlying Gentry's production base. It is a large project area with three separate units, all with long-life reserves and low decline rates. The units generate very stable production and cash flow. In two of the units, Gentry holds the largest working interest next to the operator.

Product:	Light Oil & Associated Gas
2001 average production:	138 boe/d
Total company production:	7%
2001 reserves:	540 mboe
Total company reserves:	10%
Land:	33,656 acres
Working interest:	2.7% to 20%
Operator:	Canadian Natural Resources



Benson

Benson is another property that exhibits the characteristics of Gentry's stable production base. The property has long-life reserves and is a reliable source of production and cash flow from a high performance reservoir. Recent activities have centred on drilling horizontal wells to maintain reservoir pressure. The operator is continuing to monitor and evaluate the property for further production optimization activities.

Product:	Oil
2001 average production:	82 bbls/d
Total company production:	4%
2001 reserves:	668 mbbls
Total company reserves:	12%
Land:	7,360 acres
Working interest:	10.9%
Operator:	Talisman Energy Inc.



Landholdings



Cameron Fraser
Manager, Land & Negotiations

With Gentry's move to full-cycle exploration, the Company's land acquisition program has become more aggressive in tightly focused areas of exploration activity. Under a more competitive framework, Gentry is building a dominant land position in its key exploration areas with a view to both the short and long term.

In the short term, the Company has been acquiring acreage with prospects requiring minimal additional exploration costs enabling drilling programs to proceed immediately. For the long term, lands are being acquired to ensure control of expansion of the exploration play and future development. To ensure this competitive strategy, an experienced senior landman was added to the Gentry team in 2001. The Company was very successful in 2001 by creating two core exploration areas at Princess and Red Willow.

Gentry's undeveloped land holdings increased 22% in 2001 to 57,180 net acres, up from 47,060 net acres in 2000. The majority of the increase was in the Company's two focus exploration areas. Additional lands have been acquired in 2002 and, in keeping with the Company's core focus, are operated by Gentry.

The Princess area has quickly become one of Gentry's core landholdings. Through aggessive drilling, Gentry has earned 15 sections of land and will continue to earn land in this area at an average working interest of approximately 50%. Subject to finalizing current farm-in arrangements, Gentry will control 72 sections at Princess. The Company will continue to build its land portfolio to ensure momentum in its exploration programs.

A major initiative in 2002 will be the creation of a third core area for continued high-impact exploration. The Company is selectively evaluating areas that fit its operating strategy: multi-zone potential, shallow plays where the Company has internal expertise and can operate, low to medium risk drilling prospects, and close proximity to existing infrastructure.

2001 Land Holdings	Gross Acres	Net Acres
Alberta	157,870	47,222
Manitoba	128	96
Saskatchewan	18,457	10,199
Gulf of St. Lawrence	376,920	37,692
Total	**553,375**	**95,209**
Developed	119,759	38,029
Undeveloped	433,616	57,180
Total	**553,375**	**95,209**

Net Acres


Developed
Undeveloped

Net Acres


Gulf of St. Lawrence
Alberta
Saskatchewan
Manitoba

Reserves



Robert Poole
Operations Manager

Gentry is a full cycle exploration and production company generating and drilling exploration prospects and participating in primary, secondary and tertiary recovery schemes. Through continued successful exploratory drilling at Princess, Red Willlow and new prospects areas, we plan to maintain a healthy reserve life index balancing reserve additions with timely production additions.

Reserve Life Index

Years	2001	2000	1999
Crude oil & NGLs	7.9	9.9	8.7
Natural gas	9.6	9.9	6.2
boe	8.6	9.9	8.1

Reserve Replacement

(mboe)	2001	2000	1999
Production	541.3	427.0	320.5
Additions/Revisions	1,742.4	1,138.5	1,491.6
Replacement (%)	322%	267%	465%

Pricing Forecast

	Crude oil $US/bbl	Crude oil $CDN/bbl	Natural gas $CDN/mcf
2002	20.00	30.70	3.85
2003	21.00	31.80	4.16
2004	21.00	31.30	4.27
2005	21.30	31.80	4.31
2006	21.60	32.20	4.34

Oil Reserves
(mbbls)



1,257
1,848
2,574
2,099
2,809
3,155
2,974
95
96
97
98
99
00
01

Gas Reserves
(mmcf)



1,213
1,937
1,889
1,680
4,445
6,641
14,937
95
96
97
98
99
00
01

2001 Reserve Figures

	Oil & NGLs mbbls	Gas mmcf	BOE mboe	NPV 10%	NPV 15%
Proved producing	2,484.0	9,177.0	4,013.5	28,607.0	23,904.0
Proved undeveloped	14.0	2,808.0	482.0	3,354.0	2,934.0
Total proved	2,498.0	11,985.0	4,495.5	31,961.0	26,838.0
Probable	475.5	2,952.0	967.5	5,839.0	4,724.5
Proved plus probable	2,973.5	14,937.0	5,463.0	37,800.0	31,562.5

Reconciliation of Reserves

	Oil & NGLs (mbbls)			Gas (mmcf)			Total (mboe)		
	Proved	Prob	Total	Proved	Prob	Total	Proved	Prob	Total
Dec. 31 2000	2,617.0	538.0	3,155.0	6,029.0	612.0	6,641.0	3,621.8	640.0	4,261.8
Discoveries & Additions	2.6	3.0	5.6	4,055.4	2,037.0	6,092.4	678.5	342.5	1,021.0
Revisions	220.4	(65.5)	154.9	3,096.1	303.0	3,399.1	736.4	(15.0)	721.4
Production	(342.0)	-	(342.0)	(1,195.5)	-	(1,195.5)	(541.3)	-	(541.3)
Dec. 31 2001	2,498.0	475.5	2,973.5	11,985.0	2,952.0	14,937.0	4,495.4	967.5	5,462.9

Notes:
Natural gas is converted to boe on the basis of 6 mcf = 1 boe.
All reserves (and calculations thereon) are based on a proved plus 50% probable basis unless otherwise stated.

International Prospects


Algeria
Egypt
Côte d'Ivoire
Gabon

Gentry holds a 40% equity interest in Stratic Energy Corporation, a company focused on developing exploration and production plays in West and North Africa. Stratic has significant upside potential, and Gentry views this equity investment as providing benefits to the Company over the medium term. Although Gentry has an equity interest in Stratic, Gentry's operations will remain solely focused on Western Canada. Still, the upside for this investment could be significant – and events became more exciting in 2001.



124 mmbbls
recoverable
ABIDJAN
REFINERY
CNSPC
CI-26
Ranger
Espoir
CI-102
CI-103
Belier
Gazelle
Kudu
Eland
North Tano
Pan Ocean
Cheetah
Tigre
Foxtrot
Devon
Ocean
Lion
CI-40
Ranger
AKO
(Key Prospect)
Ibex
Grand Lahou
East Grand Lahou
Entente
South Tano
BAOBAB
150 mmbbls
recoverable
KOSSIPO
(Drilling Apr. 2/02)
FOLLOW-UP LEADS
Offshore Ghana
Gulf of Guinea

Côte d'Ivoire

Stratic holds interests in two offshore blocks: CI-102 at a 10% interest, and CI-103 at 11% interest. Both blocks are operated by its joint venture partner Ranger Oil Côte d'Ivoire SARL, a subsidiary of Calgary-based Canadian Natural Resources Limited (CNRL). The play took on considerable momentum in 2001 with a number of key developments, including one major discovery along with a successful follow-up well and production reactivation of an adjacent field.

- Stratic's two blocks are adjacent to the Espoir field which came on production in February 2002 at 8,500 bbls/d from the first phase of development wells. The operator anticipates the field will produce 30,000 bbls/d.
- On an adjacent block to Stratic's CI-103, Ranger drilled the Baobab IX discovery which tested at 6,700 bbls/d in March 2001. A follow-up well, Baobab 2X, tested at 10,000 bbls/d in February 2002. These discoveries have proved that oil migrated up from a deeper source, which improves the chance of success for prospects on Stratic's two blocks.
- A structure similar to the Baobab discovery in the same geological setting has been identified on Stratic's CI-103 block, and a decision to drill is expected some time in September of 2002.

Gabon

The principal area of interest is adjacent to the Rabi Kounga field, the country's largest producing oil field which is producing at approximately 100,000 bbls/d. About 40 kilometres from Rabi Kounga, Stratic holds a 35% working interest in a 327-square kilometre Ofoubou Ankanni block. Stratic's 60% joint venture partner and operator of the concession is Energy Africa, a large South African exploration and production company. The remaining 5% interest is held by Thompson Van Eck International.

- Stratic participated in the OFAN-1 exploration well on its Ofoubou Ankanni block late in the third quarter of 2001. The well was successful in that it encountered the targeted structure, however, it was deemed non-commercial and subsequently plugged and abandoned.
- Aerial surveys will be conducted in 2002 to identify geological anomalies in the highly prospective region.
- Stratic is continuing to access other opportunities, principally in the prolific hydrocarbon regions of North and West Africa.



Shell
Elf
Pan Ocean
Pan Ocean
OFOUBOU
Amerada Hess
8" PIPELINE
OFMA-1
OFAN-1
18" OIL PIPELINE TO CAP LOPOZ
12" PIPELINE
RABI KOUNGA
Amerada Hess
Energy Africa
Elf
18" OIL PIPELINE TO GAMBA FIELD
Pan Ocean
Perenco
Shell
Elf
Energy Africa



Management's Discussion & Analysis

Gross Revenues
($000's)


2,384
3,198
4,476
3,662
6,588
13,151
16,220
95
96
97
98
99
00
01

Annual Cash Flow
($000's)

700 843 1,088 528 1,940 4,530 6,270
95 96 97 98 99 00 01

Cash Flow/Share
($)


0.06
0.06
0.07
0.03
0.10
0.22
0.30
95
96
97
98
99
00
01

Net Earnings/Share
($)


0.01
0.00
(0.01)
(0.10)
0.00
0.10
0.08
95
96
97
98
99
00
01

Production and Pricing

In 2001, the majority of the Company's oil production came from Saskatchewan while most of the gas production was generated in Alberta. The Saskatchewan crude varies from medium to light gravity oil in the southeast corner of the province, to a heavier blend as we move further west and north. The Alberta gas production comes largely from the southern and central portions of the province.

Oil & Liquids	Revenue ($ thousands)	Volume (bbls/d)	Price ($/bbl)
2001	9,984.1	937	29.19
2000	9,203.9	837	30.12
1999	5,180.6	649	21.87
Natural Gas		(mcf/d)	($/mcf)
2001	6,236.3	3,275	5.22
2000	3,947.2	1,997	5.42
1999	1,407.0	1,374	2.81

Gross production revenue increased $3.07 million, or 23%, from $13.15 million in 2000 to $16.22 million in 2001. The 12% rise in oil and ngls production from 837 bbls/d to 937 bbls/d contributed $1.10 million to this increase while gas production, which increased 64% from 1,997 mcf/d to 3,275 mcf/d, contributed $2.53 million to the revenue growth.

Changes in commodity pricing had the opposite effect on revenues. Crude oil and ngls averaged $29.19/bbl versus $30.12/bbl in 2000 while natural gas sold for an average price of $5.22/mcf in 2001 compared to $5.42/mcf a year ago. The decline in oil and ngls pricing reduced revenues by $318 thousand and the small reduction in natural gas prices lowered revenues by $239 thousand.

Included in the above figures are Gentry's hedging gains and losses. In 2001, the Company hedged 300 bbls/d of oil at a price of $43.69/bbl resulting in a gain of $391 thousand. This compares to the prior year's hedge of 300 bbls/d of oil at $29.94/bbl, which resulted in a loss of $1.64 million. The Company has not entered into any forward contracts for 2002.

Royalties

In spite of Gentry's increased revenues, royalties, net of Alberta Royalty Tax Credit (ARTC), actually fell by 10% from the previous year, amounting to $2.75 million compared to $3.07 million in 2000. The decrease is largely attributable to two factors – the changing of the Company's oil royalty profile and the reduction in Net Profit Interest (NPI) royalties. Crown royalty rates in Saskatchewan were reduced and new oil production in both Saskatchewan and Manitoba benefited from royalty holidays. For NPI leases, royalties are based on a percentage of net profits rather than as a percentage of gross revenue. Gross revenues from these leases were lower in 2001 while operating and capital costs were consistent, thereby decreasing the net profits and thus the implied royalty percentage.

Royalties as a percentage of oil production (before hedging) were 18.6% in 2001 versus 22.7% a year ago. Gas royalties were 15.5% in both periods. On a boe basis, the percentages were 17.4% in 2001 and 20.8% in 2000.

($ thousands)	2001	2000	1999
Crown royalties	1,575.3	1,684.5	850.2
Freehold royalties	828.3	918.0	519.6
Overriding royalties	464.3	576.9	298.1
Total royalties	2,867.9	3,179.4	1,667.9
ARTC	(116.2)	(106.9)	(84.6)
Net royalties	2,751.7	3,072.5	1,583.3
As a percentage of production revenue (prior to hedging)	17.4	20.8	23.5

Production Expenses

As expected with the Company's increased production volumes, production expenses also increased. Costs increased from $3.19 million in 2000 to $4.41 million in 2001. On a unit basis, costs increased from $7.48/boe to $8.16/boe. The primary reason for this increase is the higher costs associated with production from Baldwinton, which produces a heavier crude and requires the use of diluent to facilitate its movement and transportation. Baldwinton accounted for 31% of Gentry's production in 2001.

General and Administrative Expenses

Gentry's general and administrative expenses increased from $1.49 million in 2000 to $1.98 million in 2001 as a result of the Company's rapid growth and the need to satisfy its increased staffing requirements. On a barrel of oil equivalent basis, general and administrative expenses increased 5% from $3.48/boe to $3.66/boe in 2001. While the Company expects moderate increases to overall expenditures, the boe number will decrease as production grows.

Interest Expense

Gentry's interest expense increased from $320 thousand in 2000 to $370 thousand in 2001. This increase is attributable to the greater utilization of the Company's credit facilities to fund its capital exploration programs as well as the cash payment to shareholders of Sloane Petroleums Inc. when it amalgamated with Gentry. In 2001, the Company paid an effective interest rate of 5.67% on an average outstanding loan balance of $6.54 million. This compares to 7.66% on an average balance of $4.17 million in 2000.

Depletion and Depreciation

Depletion and depreciation charges for 2001 totaled $3.01 million compared to $2.12 million the previous year. This trend is expected to continue as the Company increases its capital programs and asset base. On a barrel of oil equivalent basis, depletion and depreciation increased to $5.55/boe compared to $4.96/boe the previous year. Gentry's site restoration and reclamation provision for 2001 amounted to $228 thousand compared to $215 thousand the previous year.

Income Taxes

Gentry was liable for $584 thousand in current taxes in 2001 versus $630 thousand in 2000. Future taxes were $605 thousand compared to $931 thousand in the previous period. On a unit of production basis, current and future taxes were $1.08/boe and $1.12/boe respectively. This compares to $1.47/boe and $2.18/boe in 2000. As at December 31, 2001, the Company had $12.97 million in resources tax pools, a 41% increase from the prior year-end balance of $9.19 million. As a result of a flow-through financing in the last month of 2001, Gentry agreed to renounce $2.80 million of Canadian Exploration Expenditures. $103 thousand was incurred prior to year end and the remaining $2.70 million will be incurred in 2002.

Cash Flow and Earnings

In 2001, cash flow from operations rose 38% to $6.27 million from $4.53 million the previous year. On a per share basis, cash flow amounted to $0.30 per share ($0.29 diluted) during 2001 versus $0.22 per share ($0.21 diluted) in 2000.

Net income fell 12% to $1.75 million in 2001 from $1.99 million in 2000. The primary factor in this fall was Gentry's equity pick-up of its share of the net loss of Stratic Energy Corporation. Stratic was required to expense the cost of a dry hole that it participated in Gabon. Pursuant to Gentry's equity interest in the company, Gentry is required to record to its proportionate ownership share of any net income or loss in the company. For 2001, this amounted to $858 thousand. This was marginally offset by $30 thousand in income that related to Gentry's equity ownership of Sloane before it was amalgamated with Gentry in March 2001.

Netbacks

($/boe)	2001	2000	1999
Selling price	29.97	30.80	20.56
Royalties (net of ARTC)	(5.08)	(7.20)	(4.94)
Operating costs	(8.16)	(7.48)	(5.35)
Operating netbacks	16.73	16.12	10.27
Administration	(3.66)	(3.48)	(3.61)
Interest	(0.68)	(0.75)	(0.72)
Taxes	(1.08)	(1.47)	(0.01)
Other income	0.27	0.19	0.12
Cash flow	11.58	10.61	6.05

Capital Expenditures

Net capital expenditures for the year increased significantly over 2000 levels, amounting to $10.09 million compared to $3.32 million the previous year. Highlights of the 2001 expenditures included the acquisistion of Sloane; drilling five wells at Princess; drilling or participating in six wells at Red Willow, six at Virden and another nine wells at Baldwinton and Provost.

($ thousands)	2001	2000	1999
Exploration and development	5,531.1	2,279.2	2,632.0
Acquisitions, net of dispositions	2,131.9	(59.6)	(531.7)
Land and seismic	1,553.5	402.3	442.9
Capitalized expenses	756.0	601.5	325.2
Other	119.7	95.9	17.9
Total	10,092.2	3,319.3	2,886.3

Liquidity and Capital Resources

After the December flow-through financing, which saw 1,808,549 shares issued at $1.55 per share, Gentry ended the year with 22,317,343 common shares outstanding. Other changes to share capital during the year included the issuance of 498,118 shares pursuant to the acquisition of Sloane ($0.80 per share); 385,000 shares pursuant to the exercise of stock options ($0.52 per share); and the repurchase of 962,754 shares ($1.04 per share) pursuant to the Company's normal course issuer bid.

Gentry's long-term debt increased from $4.02 million at the start of the year to $7.57 million at the end of the year. Part of the increase was to fund the $1.73 million cash portion of the acquisition of Sloane with the remainder used in conjunction with cash flow to fund the Company's 2001 exploration program. Gentry's credit limit currently stands at $12 million and is reviewed annually.

Net Asset Value

At December 31, 2001, the Company's net asset value, based on a 10% discount on future cash flow, equated to $1.59 per share compared to $1.49 per share in 2000. On a 15% discounted value, the figures were $1.31 per share and $1.25 per share respectively.

($ 000's, except outstanding shares and per share amounts)

	2001	2000	1999
Discounted at 10%			
Reserves	37,800	30,322	23,384
Undeveloped land and seismic	3,073	1,131	855
Working capital (deficit)	(248)	(735)	108
Investments	2,341	4,052	4,481
Long-term debt	(7,569)	(4,015)	(4,995)
Net Asset Value	35,397	30,755	23,833
Common shares outstanding (millions)	22.3	20.6	21.3
Net asset value per common share	1.59	1.49	1.12
Discounted at 15%			
Reserves	31,563	25,276	19,696
Undeveloped land and seismic	3,073	1,131	855
Working capital (deficit)	(248)	(735)	108
Investments	2,341	4,052	4,481
Long-term debt	(7,569)	(4,015)	(4,995)
Net Asset Value	29,160	25,709	20,145
Common shares outstanding (millions)	22.3	20.6	21.3
Net asset value per common share	1.31	1.25	0.95

Business Risks and Uncertainties

Gentry Resources Ltd., like all companies in the oil and gas industry, operates in an environment subject to inherent risks. Many such uncertainties are beyond the ability of a company to control – particularly those associated with exploring for, and developing, economic quantities of hydrocarbons; volatile commodity prices; issues related to global supply and demand; governmental regulations; and environmental matters. The Company's business is affected by these risks to the same degree as any other participant in the upstream Canadian oil and gas industry. Gentry has implemented risk protection through such means as maintaining a broad base of interests in core areas of the Western Canadian Sedimentary Basin that have long-term production and reserves. In addition, through its investment in Stratic, the Company participates in selected international exploration ventures of high potential which nonetheless add certain political and technical business risks. Gentry seeks to mitigate such risks by operating in politically and economically stable countries, and by aligning itself with joint venture companies that have significant international experience.

Management and Directors



Hugh G. Ross, B.A., Director
President & Chief Executive Officer

A Director of Gentry since December 1988, Mr. Ross earned his Bachelor of Arts degree in Political Science in 1980 from the University of Calgary and joined Gentry's predecessor company shortly after graduation. His extensive knowledge of the industry has been acquired over twenty years of practical involvement – a period in which he has held various positions within the organization, graduating from Corporate Secretary, Junior Landman and Land Manager to Vice-President and finally to President and Chief Executive Officer in 1990.



Ketan Panchmatia, B. Mgt., C.M.A.
Vice President Finance & Chief Financial Officer

Mr. Panchmatia obtained his Bachelor of Management degree from the University of Lethbridge in 1988 and joined the national accounting firm of Deloitte & Touche, Chartered Accountants before becoming Controller of Gentry Resources in 1990. Shortly thereafter, he graduated to the position of Secretary and Treasurer of the Company. He earned his C.M.A. designation in 1992 and was appointed Chief Financial Officer in 1995.



R. Gordon McKay, B.E.S.
Vice President, Exploration & Chief Operating Officer

Mr. McKay holds a degree from the University of Waterloo, as well as memberships in the Society of Exploration Geophysicists and the Canadian Society of Petroleum Geologists. Prior to joining Gentry in 1993, Mr. McKay served as a geophysicist with a seismic processing firm, then as a senior geophysicist with Petro-Canada Inc.



Michael Halvorson, B. Comm., Director

Mr. Halvorson has been involved in various aspects of the securities industry since 1967. Since 1980, he has been the president of Halcorp Capital Ltd., a private corporation specializing in corporate finance and corporate development within the resource industry. Mr. Halvorson also serves as a Director for a number of natural resource companies.



A. Bruce Macdonald, B.Sc., Director

The President of Stonyfell Investments Inc., Mr. Macdonald earned his Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines. His forty years of experience in the oil and gas industry was gained in Canada, the United States and Australia. Before joining the company, he was Executive Vice-President with Andex Oil Co. Ltd. and its successor company. Mr. Macdonald's extensive experience and practical knowledge of the oil and gas sector make him a valued member of the Gentry Board of Directors.



George Hawes, B.B.A., Director

Mr. Hawes achieved a B.B.A. in Accountancy from the University of Notre Dame and subsequently amassed over thirty years' experience in business and international finance. He has served with such companies as Avon Products Ltd. and Hurdman and Cranston Certified Public Accountants (now part of KPMG). He is currently the President of G.T. Hawes & Co. Inc., a successful New York based real estate brokerage firm. His considerable investment and financial experience is considered invaluable to the Company.



Walter O'Donoghue Q.C., Director

Mr. O'Donoghue is a partner with the Calgary law firm of Bennett Jones. He has extensive experience in corporate and commercial law and currently sits on the boards of Athabasca Oil Sands Investment Inc. and Gibson Petroleum Company. He formerly served as a director of Telus Corporation and Gulf Canada Resources Ltd. His legal expertise is complemented by a considerable knowledge of the oil and gas industry.

Corporate Governance

The directors and management of Gentry are committed to high standards of corporate governance, and are very conscious of their responsibilities to shareholders. The Company conscientiously adheres to the principles of corporate governance set down in guidelines by the Toronto Stock Exchange and adopted by the Ontario Securities Commission. Gentry conducts its business to high standards of integrity and requires its representatives to share and practice similar ethical values.

Functioning of the Board and Management

Gentry's management and the Board of Directors work in tandem to ensure a high level of corporate governance and reporting. Management reports to the Board every quarter and there is open communication at all times. Three of Gentry's directors live in Calgary, Alberta; one director lives in Edmonton, Alberta; and one resides in Plandome, New York. All directors avail themselves for Board meetings as required.

Management operates with considerable autonomy in day-to-day decisions regarding operations, however, the Board plays an integral role in setting the direction and business strategies of the Company, and meets regularly to consider matters of a wide-ranging nature, and to decide on matters which would have a major impact on the Company's operations. These matters include acquisitions and dispositions, financing decisions, hedging transactions and other material issues.

Under the autonomy given to management, there are specific responsibilities and expectations set out by the Board which include: conducting business in a cost-effective manner; protecting and increasing the Company's asset base; and the objective of increasing the underlying value of shareholders' investments.

Duties of the Board

The Board sets annual operating and capital budgets and long-term debt parameters within which management is expected to operate. Management reports the status of the Company's affairs to the Board on a quarterly basis. The Board overseas management and assumes responsibility for strategic planning, risk assessment, risk management, corporate controls, information systems and successor planning. The Board is comprised of one management and four non-management directors, a combination that brings independent perspectives and more effective communication and decision-making.

Corporate Governance Committee

The Corporate Governance Committee plays an important role in ensuring the process of corporate governance is integral to the functioning of the Board. The two non-management directors who make up the committee have a number of functions including reviewing the scope, duties, responsibilities and performance of the Board's committees. This committee also ensures that the Board is at the forefront of current developments and legislation regarding corporate governance and the responsibilities of directors.

Audit Committee

The Board-appointed internal Audit Committee is responsible for overseeing the maintenance of good business practices. The committee is comprised of two non-management directors and one management director who meet with Gentry's external auditors to review and monitor the integrity of the Company's internal control systems, procedures and information systems. The Audit Committee also reviews the Company's quarterly and annual financial statements prior to presentation to the Board for approval.

Compensation Committee

The Compensation Committee is made up of two non-management directors who are responsible for researching and recommending reasonable compensation for directors and management. These recommendations are presented to the Board for review and/or approval.

Reserve Evaluation Committee

A Reserve Evaluation Committee was established in 2001, comprised of two non-management directors. This committee is charged with reviewing the year-end reserve evaluation report prepared by the independent engineers and, subject to this review, recommending the acceptance of the report to the Board.

Environment, Health & Safety

Gentry is committed to ensuring its operations are conducted to high standards in all aspects of the environment, and health and safety. To this end, the Company's non-operated properties are operated by large and well-respected companies within the industry.

With its own operated properties, Gentry adheres to, and strives to surpass, compliance with government regulations and industry standards. Prior to acquiring a property, Gentry conducts a thorough review to ensure that the asset has no significant safety or environmental liability. During the production engineering and onstream phase, Gentry monitors operations to ensure its operations minimize environmental impacts, and that safety is integrated into daily operations.

Management's Report

To the Shareholders of Gentry Resources Ltd:

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Other financial information appearing throughout the report is presented on a basis consistent with the financial statements.

Management has established procedures and systems of internal control designed to provide reasonable assurance that assets are safeguarded and that reliable financial information is produced in a timely manner.

The financial statements have been examined by external auditors who were appointed by the Company's shareholders and whose report is set forth below. The Audit Committee of the Board of Directors has reviewed these financial statements with management and the external auditors. The financial statements have been approved by the board of Directors on the recommendation of the Audit Committee.

Hugh G. Ross
President and Chief Executive Officer
March 19, 2002

Ketan Panchmatia
Chief Financial Officer
March 19, 2002

Auditors' Report

To the Shareholders
Gentry Resources Ltd.

We have audited the consolidated balance sheets of Gentry Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Collins Barrow Calgary LLP

CHARTERED ACCOUNTANTS
Calgary, Alberta
March 19, 2002

Consolidated Balance Sheets

December 31, 2001 and 2000

		2001		2000
Assets				
Current assets				
Cash and cash equivalents	**$**	**244,227**	$	92,506
Accounts receivable		**1,854,813**		2,576,250
Income taxes recoverable		**399,334**		-
Prepaid expenses		**252,468**		141,667
		2,750,842		2,810,423
Investments (note 4)		**1,488,242**		2,141,834
Property and equipment (note 5)		**23,929,037**		14,103,540
	$	**28,168,121**	$	19,055,797
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	**$**	**2,998,444**	$	2,939,342
Income taxes payable		**-**		606,473
		2,998,444		3,545,815
Long-term debt (note 6)		**7,569,123**		4,015,451
Future removal and site restoration costs		**1,192,700**		1,014,818
Future income taxes (note 7)		**3,564,985**		1,635,123
		15,325,252		10,211,207
Shareholders' Equity				
Share capital (note 8)		**11,794,687**		8,971,904
Retained earnings (deficit)		**1,048,182**		(127,314)
		12,842,869		8,844,590
	$	**28,168,121**	$	19,055,797

Approved by the Board,

Michael Halvorson
Director

A. Bruce Macdonald
Director

Consolidated Statements of Income and Retained Earnings (Deficit)

Years ended December 31, 2001 and 2000

		2001		2000
Revenue				
Production	$	**16,220,430**	$	13,151,082
Less: Royalties, net of Alberta Royalty Tax Credit		**(2,751,698)**		(3,072,477)
Interest and other		**147,980**		79,965
		13,616,712		10,158,570
Expenses				
Production		**4,414,541**		3,194,093
General and administrative		**1,978,800**		1,485,751
Interest on long-term debt		**370,097**		319,516
Depletion and depreciation		**3,006,610**		2,118,100
		9,770,048		7,117,460
Income from operations		**3,846,664**		3,041,110
Other income (loss)				
Equity in income (loss) of investments		**(827,612)**		485,002
Foreign exchange gain (loss)		**(1,014)**		21,590
Loss on sale of investments		**(84,045)**		-
		(912,671)		506,592
Income before income taxes		**2,933,993**		3,547,702
Income taxes (note 7)				
Current		**583,557**		629,573
Future		**604,724**		931,334
		1,188,281		1,560,907
Net income		**1,745,712**		1,986,795
Deficit, beginning of year		**(127,314)**		(1,910,210)
		1,618,398		76,585
Less: Excess of cost of shares acquired over stated value (note 8[b])		**(570,216)**		(203,899)
Retained earnings (deficit), end of year	$	**1,048,182**	$	(127,314)
Net income per share				
Basic (note 9)	$	**0.08**	$	0.10
Diluted (note 9)	$	**0.08**	$	0.09

Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
Operating activities		
Net income	$ 1,745,712	$ 1,986,795
Add (deduct) items not requiring cash		
Depletion and depreciation	3,006,610	2,118,100
Equity in loss (income) of investments	827,612	(485,002)
Foreign exchange loss (gain)	1,014	(21,590)
Future income taxes	604,724	931,334
Loss on sale of investments	84,045	-
	6,269,717	4,529,637
Changes in non-cash working capital items	(1,186,856)	859,825
	5,082,861	5,389,462
Financing activities		
Proceeds (repayment) of long-term debt, net	3,553,672	(979,156)
Proceeds on issuance of share capital, net of share issuance costs	2,818,149	222,500
Redemption of share capital	(998,414)	(765,085)
Changes in non-cash working capital items	119,673	(16,464)
	5,493,080	(1,538,205)
Investing activities		
Acquisition of Sloane Petroleums Inc., net of cash acquired (note 3)	(1,728,845)	-
Repayment of note receivable	-	95,000
Acquisition of investments	(1,671,700)	(474,800)
Proceeds from sale of investments	327,798	-
Acquisition of property and equipment	(7,960,299)	(3,378,876)
Proceeds on disposal of property and equipment	361,216	59,610
Removal and site restoration costs	(92,480)	(63,973)
Changes in non-cash working capital items	340,090	(34,728)
	(10,424,220)	(3,797,767)
Increase in cash	151,721	53,490
Cash and cash equivalents, beginning of year	92,506	39,016
Cash and cash equivalents, end of year	$ 244,227	$ 92,506
Supplemental cash flow disclosure:		
Interest paid	$ 370,097	$ 319,454
Income taxes paid	$ 2,026,655	$ 39,106

The following non-cash transaction has been excluded from the statements of cash flows:

	2001	2000
The acquisition of property and equipment in exchange for property and equipment	$ 110,000	$ -

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

1. Company activities

The Company's activities are the exploration for and development of petroleum and natural gas properties in Canada.

2. Summary of significant accounting policies

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gentry Resources (Saskatchewan) Ltd., Gentry Income Funds Inc. and Gentry Resources (West Africa) Inc.

(b) Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and broker accounts.

(c) Investments

The Company records its investment in Stratic Energy Corporation ("Stratic") using the equity method of accounting, whereby the investment is initially recorded at cost and carrying value is adjusted thereafter to include the Company's pro-rata share of earnings and losses. Profit distributions received or receivable are recorded as a reduction to the amount of the investment.

The Company records its other investments using the cost method of accounting whereby the investment is initially recorded at cost. Earnings are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the investments are stated at estimated net realizable value.

(d) Petroleum and natural gas exploration and development expenditures

The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of petroleum and natural gas reserves are initially capitalized and accumulated in cost centres by country. Costs capitalized include land acquisition costs, geological and geophysical expenditures, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities and lease and well equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would significantly alter the related cost centre's rate of depletion and depreciation.

Costs capitalized are depleted and depreciated using the unit-of-production method by cost centre based upon gross proven petroleum and natural gas reserves as determined by independent engineers. For purposes of the calculation, petroleum and natural gas reserves are converted to a common unit of measure on the basis of their relative energy content, whereby one barrel of oil is equivalent to six thousand cubic feet of natural gas.

The cost of significant unproved properties are excluded from the depletion and depreciation base until it is determined whether proved reserves are attributable to the properties, or impairment has occurred.

Estimated future removal and site restoration costs are provided over the life of the proven reserves on a unit-of-production basis. Costs which include the cost of production equipment removal and environmental clean-up are estimated each year by management based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision account as incurred.

In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and depreciation, future income taxes and future site restoration for each cost centre from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven petroleum and natural gas reserves, based on current prices and costs, and after deducting estimated future general and administrative expenses, estimated future removal and site restoration costs, financing costs and income taxes.

The amounts recorded for depletion and depreciation of exploration and development costs, the provision for future removal and site restoration costs and the ceiling test are based on estimated proven reserves, production rates, future oil and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.

(e) Depreciation

Other assets are depreciated using the declining balance method at annual rates of 20% to 100%.

(f) Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the year of realization.

(g) Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the expenditures are made.

(h) Stock options

The Company has a stock option plan as described in note 8(c). No compensation expense is recognized when stock options are issued to officers, directors, employees and consultants. Any consideration received by the Company on exercise of stock options is credited to share capital.

(i) Diluted income per share

Diluted income per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of stock options and warrants are used by the Company to repurchase Company shares at the weighted average market price during the year.

(j) Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(k) Foreign currency translation

The Company follows the temporal method when translating foreign currency transactions and the financial statements of its integrated subsidiaries.

Under this method, foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items. Revenues and expenses, except depletion and depreciation, are translated at average exchange rates for the year. Depletion and depreciation are translated at the same rate as the related assets. Gains or losses on translation are taken into income except for those relating to long-term monetary items which are deferred and amortized over the remaining terms of the related items.

(l) Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

(m) Risk management

The Company purchases forward contracts to hedge its exposure to the risks associated with fluctuating oil prices. Gains and losses associated with risk management activities are recognized as adjustments to production revenue at the time the related production is sold.

The contracts entered into are not speculative derivative transactions and are determined to be effective hedges. The purpose of the hedge is to lock in the price per barrel of oil for a portion of the Company's production.

3. Business combination

Sloane Petroleums Inc.

Effective March 1, 2001, the Company amalgamated with Sloane Petroleums Inc. ("Sloane"), such amalgamation having been approved by the shareholders of both the Company and Sloane on February 28, 2001. Prior to March 1, 2001, the Company owned 37.35% of the issued and outstanding common shares of Sloane. By virtue of the amalgamation, the Company effectively acquired the remaining 62.65% of Sloane's common shares for $3,586,456 cash and 498,118 common shares of the Company at an ascribed value of $398,494. The transaction has been accounted for using the purchase method with the results of Sloane's operations being included in the consolidated financial statements from March 1, 2001.

The Company has accounted for this business combination as if 100% of the issued and outstanding share capital of Sloane was acquired, whereby consideration is comprised of the Company's 38.35% investment in Sloane, at equity, plus cash and share capital issued as stated below. Accordingly, the values of Sloane's identifiable assets and liabilities, except for property and equipment, are stated at 100% of their carrying values, which approximated their estimated fair values as at the date of acquisition. Property and equipment is stated at carrying value plus the related fair value increment calculated based upon the remaining 62.65% of Sloane acquired.

Consideration for the purchase consisted of:		
Cash	$	**3,586,456**
Share capital issued		**398,494**
Investment in Sloane, at equity		**1,110,107**
	$	**5,095,057**
The purchase price was allocated as follows:		
Cash	$	**1,857,611**
Non-cash working capital deficiency		**(391,024)**
Investments		**25,285**
Property and equipment		**5,004,670**
Future removal and site restoration costs		**(42,008)**
Future income taxes		**(1,359,477)**
	$	**5,095,057**

4. Investments

		2001		2000
Stratic Energy Corporation, at equity	$	**1,470,242**	$	1,101,564
Sloane Petroleums Inc., at equity (note 3)		-		1,040,270
Other, at cost		**18,000**		-
	$	**1,488,242**	$	2,141,834

During the year ended December 31, 2001, the Company acquired 2,272,727 Special Warrants of Stratic for $1,250,000. Each Special Warrant is exercisable into 1.1 common shares and 0.55 share purchase warrants of Stratic. Each whole share purchase warrant entitles the holder to acquire one voting common share at $0.75 per share until March 13, 2003. The Special Warrants are exercisable at any time before the earlier of (i) five days following the date Stratic obtains a receipt for a prospectus and (ii) September 13, 2002.

During the year ended December 31, 2000, the Company acquired 950,000 Special Warrants of Stratic for $475,000. Each Special Warrant was exercisable into 1.1 common shares of Stratic. During 2001, the Company converted the Special Warrants into 1,045,000 common shares of Stratic.

At December 31, 2001, the Company owned 37.16% (2000 - 40.41%) of the common shares of Stratic. The exercise of the Special Warrants would not give the Company greater than 50% ownership of the outstanding common shares. The Company is related to Stratic by virtue of common directors and officers.

5. Property and equipment

	2001	2000
Petroleum and natural gas properties including exploration and development thereon	$ 29,327,598	$ 18,283,780
Production equipment and facilities	6,309,169	4,868,927
Other	484,570	364,877
	36,121,337	23,517,584
Accumulated depletion and depreciation	12,192,300	9,414,044
	$ 23,929,037	$ 14,103,540

During the year, the Company capitalized $756,026 (2000 - $601,469) of a total of $2,734,826 (2000 - $2,087,220) in general and administrative expenses. No interest has been capitalized.

Costs of unproven petroleum and natural gas properties amounting to $1,048,671 (2000 - $476,527) have been excluded from the depletion calculation.

Future removal and site restoration costs are estimated in aggregate to be $3,112,556 (2000 - $2,913,000) of which $228,354 (2000 - $215,330) has been charged to earnings in the current year.

6. Long-term debt

The Company has a direct revolving production loan to a maximum of $12,000,000 (2000 - $8,500,000) which is due on demand. The loan is available to the Company by way of prime rate loans, banker's acceptances and letters of credit. At December 31, 2001, the balance consists of $6,994,123 of banker's acceptances (2000 - $2,995,451) and $575,000 (2000 - $1,020,000) of prime rate loans. Interest on the prime rate loan is payable monthly at prime per annum if the balance is $9,000,000 or less or prime plus 0.25% per annum if the balance is in excess of $9,000,000. The facility is secured by a general assignment of book debts, a first floating charge demand debenture in the amount of $20,000,000 on all assets with a fixed charge on certain petroleum and natural gas properties, a general security agreement covering all present and after acquired property and an assignment of certain specific properties.

The direct revolving production loan is subject to review on a periodic basis. The next review will be undertaken before May 31, 2002. Though the direct revolving production loan is of a demand nature, the bank has indicated that it is not contemplating a demand on the Company, nor at present does it have information that would lead them to anticipate making a demand within the next year. Therefore, the loan has been classified as long-term.

7. Income taxes

(a) Significant components of the future income tax liability are as follows:

	2001	2000
Temporary differences related to property and equipment and future site restoration	$ 3,858,242	$ 1,698,507
Non-capital loss carryforwards	-	(11,855)
Share issuance and financing costs	(84,857)	(86,821)
Temporary differences related to investments	(208,400)	35,292
	$ 3,564,985	$ 1,635,123

(b) Income taxes expense differs from that which would be expected from applying the combined Canadian federal and provincial income tax rates of 42.62% (2000 - 45.29%) to income before income taxes. The difference results from the following:

	2001	2000
Expected income tax provision	**$ 1,250,468**	$ 1,606,754
Increase (decrease) resulting from:		
Resource allowance	**(849,701)**	(810,214)
Non-deductible crown payments, net of Alberta Royalty Tax Credit	**778,609**	737,010
Reduced tax rates for resource allowance and capital gains	**(41,649)**	(186,580)
Change in future taxes resulting from tax rate increase (decrease)	**(154,876)**	10,888
Tax assets not recognized (not previously recognized)	**166,386**	(144,328)
Provincial royalty tax deductions	**–**	(33,395)
Saskatchewan Resource Surcharge	**35,589**	317,662
Other	**3,455**	63,110
	$ 1,188,281	$ 1,560,907

8. Share capital

Authorized

Unlimited number of voting common shares

Unlimited number of non-voting preferred shares

Issued

	2001		2000	
	Number	**Stated Value**	Number	Stated Value
Common shares				
Balance, beginning of year	**20,588,430**	**$ 8,971,904**	21,262,180	$ 9,282,583
Flow-through shares issued (note 8[a])	**1,808,549**	**2,803,250**	-	-
Issued upon amalgamation with Sloane Petroleums Inc. (note 3)	**498,118**	**398,494**	-	-
Warrants exercised (note 8[d])	**-**	**-**	518,750	207,500
Stock options exercised (note 8[c])	**385,000**	**198,717**	30,000	15,000
Normal Course Issuer Bids (note 8[b])	**(962,754)**	**(428,198)**	(972,000)	(423,879)
Total issued	**22,317,343**	**11,944,167**	20,838,930	9,081,204
To be cancelled pursuant to Normal Course Issuer Bids	**-**	**-**	(250,500)	(109,300)
	22,317,343	**11,944,167**	20,588,430	8,971,904
Less: Reduction due to income tax deductions renounced to subscribers (note 8[a])	**-**	**(44,005)**	-	-
Current share issuance costs (net of income taxes of $78,343 [2000 - $NIL])	**-**	**(105,475)**	-	-
Balance, end of year	**22,317,343**	**$ 11,794,687**	20,588,430	$ 8,971,904

(a) During the year ended December 31, 2001, the Company issued 1,808,549 flow-through common shares at a price of $1.55 per share. Income tax exploration deductions in the amount of $2,803,250 were renounced to subscribers effective December 31, 2001. Qualifying expenditures in the amount of $103,250 have been incurred to December 31, 2001. Additional qualifying expenditures in the amount of $2,700,000 must be incurred in 2002.

(b) Pursuant to Normal Course Issuer Bids, the Company acquired 962,754 (2000 - 1,222,500) common shares at an average price of $1.04 (2000 - $0.63) per share. The excess of cost of reacquisition over stated value of $Nil (2000 - $28,007) was charged to contributed surplus and $570,216 (2000 - $203,899) was charged to retained earnings. At December 31, 2001, a maximum of 1,354,203 common shares may be acquired by the Company until August 9, 2002 under the present Normal Course Issuer Bid.

(c) Stock option plan

Under the Company's stock option plan, the Company may grant options to its directors, officers, employees, and consultants. The maximum number of shares which may be reserved for issuance under the plan is 3,300,000 common shares. The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares. The plan also provides that the price at which options may be granted can not be less than the market price of the common shares at the time the option is granted. Options granted under the plan will have a term not exceeding ten years. The vesting period is set by the Board of Directors at the time the options are granted. At December 31, 2001, 177,500 stock options that have been issued can not be exercised until certain regulatory conditions are satisfied.

A summary of the status of the Company's stock option plan, as of December 31, 2001 and 2000 and changes during the years then ending are as follows:

	2001		2000	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	**2,102,500**	**$ 0.50**	1,770,000	$ 0.51
Granted	**955,000**	**0.88**	465,000	0.46
Exercised	**(385,000)**	**0.52**	(30,000)	0.50
Cancelled	**(170,000)**	**0.83**	(102,500)	0.50
Outstanding, end of year	**2,502,500**	**$ 0.62**	2,102,500	$ 0.50
Options exercisable at year-end	**1,760,000**	**$ 0.55**	1,747,500	$ 0.51

The following table summarizes the stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$ 0.45 to $ 0.65	1,672,500	$ 0.50	3.7 years	1,531,666	$ 0.50
$ 0.77 to $ 0.95	705,000	0.80	7.9 years	201,667	0.80
$ 1.19 to $ 1.31	125,000	1.23	4.7 years	26,667	1.19
Totals	2,502,500			1,760,000	

(d) During the year ended December 31, 2000, 518,750 common shares were issued upon the exercise of 518,750 Warrants at $0.40 per share for aggregate proceeds of $207,500. The remaining 34,000 Warrants, issued pursuant to a 1998 private placement, expired without exercise in 2000.

9. Change in accounting policy

Income per share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year of 20,883,082 (2000 - 20,878,731).

Effective January 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants' new accounting standard with respect to the calculation of income per share. Under the new standard, the treasury stock method is used whereby it is assumed that proceeds from the exercise of "in the money" stock options and warrants are used by the Company to repurchase Company shares at the weighted average market price during the year, whereas under the old standard, the imputed earnings method, it is assumed that proceeds received on the exercise of stock options and warrants are invested to earn an assumed rate of return.

The new standard has been applied retroactively with restatement and there was no effect on the current and prior periods diluted income per share.

A reconciliation of the denominators for the per share calculations using the treasury stock method is outlined below:

	2001	2000
Basic weighted average shares	**20,883,082**	20,878,731
Effect of dilutive stock options	**959,236**	400,608
Effect of convertible warrants	**-**	149,149
Diluted weighted average shares	**21,842,318**	21,428,488

There is no change to the numerator in the calculation of diluted income per share for either year.

10. Financial instruments

(a) Risk management

The Company has no outstanding forward contracts as at December 31, 2001.

In order to manage exposure to fluctuations in oil prices, the Company entered into forward contracts during 2000 fixing the price of oil for 300 barrels per day for the period from January 1, 2000 to December 31, 2000 at $29.94 CDN., and for the period from January 1, 2001 to December 31, 2001 at $43.69 CDN. Petroleum and natural gas revenues include the gain (loss) related to this contract amounting to $391,389 (2000 - ($1,641,372)).

(b) Fair values

The fair values of the Company's accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.

The fair value of long-term debt approximates its carrying value as it bears interest at market rates.

11. Commitments

(a) *On February 20, 2002, Gentry Resources (West Africa) Inc. entered into an agreement with Stratic whereby the Company will provide* an unsecured credit facility to Stratic in an amount not exceeding U.S. $293,000 for the period February 20, 2002 to December 31, 2002. The facility shall bear interest at the U.S. base rate of a Canadian chartered bank plus 2% per annum which will be accrued and compounded on a monthly basis. The principal sum and all accrued and unpaid interest on the credit facility shall only be repayable from (i) future equity and debt financings by Stratic or the exercise of outstanding warrants or stock options to acquire voting common shares of Stratic, the net proceeds of which Stratic is obligated to pay Gentry Resources (West Africa) Inc.; and (ii) future net production revenue of Stratic.

(b) The Company must expend $2,700,000 of exploration expenses in 2002 which were renounced to subscribers at December 31, 2001 (note 8[a]).

(c) The Company has obligations under operating leases for office space which expire on September 30, 2003 with annual minimum lease rentals, exclusive of operating costs of $157,962 in 2002 and $118,471 in 2003 for a total lease obligation of $276,433.

12. United States accounting principles and reporting

The Company's consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Significant differences between these principles, as they pertain to the Company's financial statements, and United States' generally accepted accounting principles ("U.S. GAAP") are as follows:

(a) Ceiling test

In accordance with U.S. GAAP, the discounted future net cash flows from proven reserves, discounted at 10% over the remaining productive life, plus the lower of cost or estimated fair market value of unproved properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis. No ceiling test write down is required under Canadian GAAP or U.S. GAAP as at December 31, 2001 and 2000.

(b) Long-term debt

U.S. GAAP requires that all demand loans be classified as current unless the Company intends to refinance on a long-term basis and the intent is supported by the ability to refinance. As the Company's loan does not clearly permit refinancing on a long-term basis, under U.S. GAAP, it would be classified as a current liability.

(c) Income taxes

Canadian GAAP previously required the Company to record potential future taxes using the deferral method. However, the Canadian Institute of Chartered Accountants has issued an accounting standard which is now similar to U.S. GAAP that is mandatory for fiscal years commencing on or after January 1, 2000.

The Company adopted the new Canadian standard for the year ended December 31, 1999 retroactively without restatement. The recommendations resulted in an increase in deficit for December 31, 1999 representing temporary differences that had not previously been recognized. Under U.S. GAAP, these temporary differences would have already been reflected in capital assets, therefore further differences in depletion and depreciation expense results in subsequent years.

(d) Flow-through shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue. The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is treated as a liability ("the Premium") until the renunciation of expenditures has occurred. Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital. The Premium recorded as a current liability under U.S. GAAP for 2001 is $344,659 (2000 - $NIL).

When the expenditures are incurred and the tax deductions are renounced to subscribers, Canadian GAAP requires that the stated capital be reduced by and a future tax liability be recorded for the estimated future income taxes payable as a result of the renouncement. Under U.S. GAAP, the future tax liability is recorded through a charge to income tax expense less the reversal of the Premium previously reported.

(e) Foreign currency translation

Under U.S. GAAP, the Company would be required to use the remeasurement translation method for the Company's foreign operations. Under this method, all gains and losses on translation are reported on the statement of income. The temporal accounting method under Canadian GAAP is similar except that all gains or losses on translation relating to long-term monetary items are deferred and amortized over the remaining terms of the related items. No deferred gains or losses are recognized at December 31, 2001 and 2000 in the Canadian GAAP financial statements and, therefore, no adjustments are necessary to convert to U.S. GAAP. Effective January 1, 2002, Canadian GAAP no longer requires such gains or losses to be deferred.

(f) Investments

Canadian GAAP requires investments that the Company does not have a significant influence in to be recorded using the cost method of accounting whereby the investments are initially recorded at cost. Where there has been a permanent decline in value, the investments are stated at estimated net realizable value.

Under U.S. GAAP, the Company's investments would be classified as "Available-For-Sale" using the cost method of accounting and require that the securities be recorded at fair market value. As the difference between cost and fair market value has not been realized, any unrealized holding gains or losses would be reported as other comprehensive income (as a separate component of shareholders' equity) until realized. As at December 31, 2001, there are no differences between cost and fair market value of the investments held at cost.

Net income under U.S. GAAP

If the consolidated financial statements had been prepared in accordance with U.S. GAAP, the following adjustments would be required:

	2001	2000
Net income under Canadian GAAP	$ 1,745,712	$ 1,986,795
U.S. GAAP adjustments		
Depletion and depreciation	321,946	344,355
Future tax expense on flow-through share renouncements	(30,826)	-
Income taxes	(195,204)	(30,906)
Interest capitalized	6,331	6,474
Net income under U.S. GAAP	$ 1,847,959	$ 2,306,718
Income per share using U.S. GAAP		
Basic	$ 0.09	$ 0.11
Diluted	$ 0.08	$ 0.11

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Company:

	2001		2000	
	Canadian GAAP	**U.S. GAAP**	Canadian GAAP	U.S. GAAP
Assets				
Current assets	$ 2,750,842	$ 2,750,842	$ 2,810,423	$ 2,810,423
Investments	1,488,242	1,488,242	2,141,834	2,141,834
Capital assets	23,929,037	21,222,331	14,103,540	11,068,557
	$ 28,168,121	$ 25,461,415	$ 19,055,797	$ 16,020,814
Liabilities and Shareholders' Equity				
Current liabilities	$ 2,998,444	$ 10,912,226	$ 3,545,815	$ 7,561,266
Long-term debt	7,569,123	-	4,015,451	-
Future removal and site restoration costs	1,192,700	1,192,700	1,014,818	1,014,818
Future income taxes	3,564,985	2,476,148	1,635,123	307,075
Shareholders' equity	12,842,869	10,880,341	8,844,590	7,137,655
	$ 28,168,121	$ 25,461,415	$ 19,055,797	$ 16,020,814

Non-cash working capital under U.S. GAAP:

	2001	2000
Cash provided by (used for)		
Accounts receivable	$ 721,437	$ (1,042,227)
Prepaid expenses	(110,801)	(70,634)
Income taxes recoverable	(399,334)	-
Accounts payable and accrued liabilities	(331,922)	1,331,027
Income taxes payable	(606,473)	590,467
Changes in non-cash working capital	$ (727,093)	$ 808,633

Additional U.S. GAAP Disclosures

Stock Option Plan

Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement encourages a fair value based method of accounting for stock options, but permits a company to continue to measure compensation costs for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25. The Company has elected to follow the intrinsic value method of accounting. No compensation expense has been recognized in the financial statements. The following table provides pro forma net income and net income per share amounts as if the fair value based accounting method had been used to account for stock-based compensation costs:

	2001		2000	
	As Reported	**Pro Forma**	As Reported	Pro Forma
Net income	**$ 1,847,959**	**$ 1,755,304**	$ 2,306,718	$ 2,280,620
Net income per share - Basic	**$ 0.09**	**$ 0.08**	$ 0.11	$ 0.11
- Diluted	**$ 0.08**	**$ 0.08**	$ 0.11	$ 0.11

The fair value of the Company's options was estimated using the Black-Scholes model assuming a 4-year expected hold period of options prior to exercise, 53% (2000 - 77%) volatility in the price of the Company's shares, and a risk-free interest rate of 1.8% (2000 - 5.5%). No future dividend payments were assumed in estimating the fair value of the options.

The weighted average fair market value of options granted in 2001 with an exercise price that exceeded the market price on grant date was $0.27 (2000 - $0.20) per share, and the weighted average exercise price of these options is $0.71 (2000 - $0.42). The weighted average fair market value of options granted in 2001 with an exercise price equal to the market price on grant date was $0.37 (2000 - $0.03) per share, and the weighted average exercise price of these options is $0.89 (2000 - $0.04) per share.

Effective January 1, 2002, Canadian GAAP requires similar accounting and reporting standards for stock-based employee compensation.

Risk Management

Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No. 137 and 138), establishes accounting and reporting standards for derivative instruments and for hedging activities. The Statement requires a company recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Statement is effective for the Company's 2001 fiscal year end and the Company has adopted the standard January 1, 2001 prospectively. If the Statement had been applied to financial instruments existing at December 31, 2000, assets would have increased by $383,250 with a corresponding increase to net income representing the fair value of those instruments not currently being recognized for accounting purposes. As at December 31, 2001, the Company has no outstanding derivative financial instruments designated as hedges.

New Standards

Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" requires that an obligation associated with the retirement of tangible long-lived assets and the associated asset retirement costs be recognized as a liability when incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity would capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset by the same amount as the liability. An entity would subsequently allocate that asset retirement cost to expense by depleting and depreciating the related asset over its remaining useful life. The Company will adopt SFAS No. 143 for its fiscal year beginning on January 1, 2003.

Management is currently evaluating the impact of this standard. In the opinion of management, the adoption of SFAS No. 143 will not have a material impact on the Company's operating results or financial position as the Company currently provides for future removal and site restoration costs on property and equipment (notes 2 and 5).

13. Comparative figures

The presentation of certain amounts from the previous year has been changed to conform with the presentation adopted for the current year.

Corporate Information

DIRECTORS

Hugh G. Ross
President and Chief Executive Officer
Gentry Resources Ltd.
Calgary, Alberta

Michael Halvorson
President, Halcorp Capital Ltd.
Edmonton, Alberta

A. Bruce Macdonald
President, Stonyfell Investments Inc.
Calgary, Alberta

Walter O'Donoghue, Q.C.
Partner, Bennett Jones
Calgary, Alberta

George T. Hawes
President, G.T. Hawes & Co. Inc.
Plandome, New York

OFFICERS

Hugh G. Ross
President and Chief Executive Officer

Ketan Panchmatia
Vice President, Finance & Chief Financial Officer

Gordon McKay
Vice President, Exploration & Chief Operating Officer

HEAD OFFICE

2500, 101-6th Avenue S.W.
Calgary, Alberta, Canada T2P 3P4
Telephone: (403) 264-6161
Facsimile: (403) 266-3069
Website: www.gentryresources.com
Email: gentry@gentryresources.com

AUDITORS

Collins Barrow Calgary LLP, Chartered Accountants
Calgary, Alberta

BANKERS

Toronto Dominion Bank, Oil and Gas Group
Calgary, Alberta

SOLICITORS

Blake Cassels & Graydon, LLP
Calgary, Alberta
Toronto, Ontario

ENGINEERS

Martin & Brusset Associates
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario

STOCK EXCHANGE

The Toronto Stock Exchange
Trading Symbol: GNY

INVESTOR RELATIONS

Roger Fullerton
Manager, Investor Relations
Telephone: (952) 929-7243
Email: roger@gentryresources.com

ACKNOWLEDGEMENTS

Design and Production: Mosaic
Photographer: Tom Walker
Printed in Canada

ABBREVIATIONS

bbls	Barrels
mbbls	Thousand barrels
bbls/d	Barrels per day
mcf	Thousand cubic feet
mmcf	Million cubic feet
bcf	Billion cubic feet
mcf/d	Thousand cubic feet per day
NGLs	Natural gas liquids
boe	Barrels of oil equivalent
mboe	Thousand barrels of oil equivalent
boe/d	Barrels of oil equivalent per day
AOF	Absolute Open Flow


GENTRY
RESOURCES LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders (the "Meeting") of Gentry Resources Ltd. (the "Corporation"), will be held in the Leduc Room, Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta, on Friday, the 31st day of May, 2002 at the hour of 10:30 o'clock in the forenoon for the following purposes:

1. To receive and consider the report of the directors and to receive and consider the audited consolidated financial statements of the Corporation for the period ending December 31, 2001, together with the auditors' report thereon;

2. To elect directors for the ensuing year;

3. To reappoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. To consider and, if thought fit, to pass, with or without amendment, an ordinary resolution to approve, ratify and confirm an amendment to the Amended and Restated Stock Option Plan of the Corporation;

5. To consider and, if thought fit, to pass, with or without amendment, an ordinary resolution to approve, ratify and confirm the issuance of common shares of the Corporation pursuant to the Employee Share Ownership Plan of the Corporation;

6. To consider and, if though fit, to pass, with or without amendment, an ordinary resolution to authorize the Corporation to issue up to 50% of its share capital pursuant to private placements within the twelve (12) month period following the date of the Meeting; and

7. To transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

If you are unable to attend the Meeting in person, please read the Notes accompanying the Proxy enclosed herewith and then complete and return the Proxy. In order to be valid and acted upon at the Meeting, the Proxy must be returned to the Corporation at Suite 2500, Hanover Place, 101 – 6th Avenue SW, Calgary, Alberta, T2P 3P4, at least 48 hours before the Meeting or any adjournment thereof. The enclosed Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

Only those shareholders of record at the close of business on April 11, 2002 will be entitled to vote, except to the extent that such person transfers ownership of any of his Shares after the Record Date and the transferee Shareholder establishes his ownership to the Shares and has demanded to the Registrar and Transfer Agent of the Corporation not later than ten (10) days before the Meeting that his name be included on the list of Shareholders in which case the transferee will be entitled to vote the transferred shares at the Meeting.

DATED at Calgary, Alberta, this 11th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
[signed] *"Ketan Panchmatia"*
Vice-President, Finance and Chief Financial Officer


GENTRY
RESOURCES LTD.

MANAGEMENT PROXY CIRCULAR

FOR THE 2002 ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, MAY 31st, 2002

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the Management of Gentry Resources Ltd. (the "Corporation"), for use at the Annual General & Special Meeting of Shareholders (the "Meeting") of the Corporation, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

THIS IS A MANAGEMENT PROXY CIRCULAR AND PROXIES ARE SOLICITED HEREBY BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION FOR USE AT THE MEETING. It is expected that the solicitation will primarily be by mail. In addition to the use of mails, proxies may be solicited by personal interviews or by means of communication by directors, officers and employees of the Corporation who will not be remunerated therefor. The cost of solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the accompanying form of Proxy are Directors and/or Officers of the Corporation. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXY TO REPRESENT HIM AT THE MEETING, OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED IN THE ACCOMPANYING FORM OF PROXY, BY STRIKING OUT THE SAID PRINTED NAMES AND BY INSERTING THE NAME OF HIS CHOSEN PROXY IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY. THE COMPLETED PROXY SHOULD BE DEPOSITED WITH THE CORPORATION AT SUITE 2500, HANOVER PLACE, 101 – 6TH AVENUE SW, CALGARY, ALBERTA, T2P 3P4 AT LEAST 48 HOURS BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. THE PERSON SO NAMED AS THE PROXY NEED NOT BE A SHAREHOLDER OF THE CORPORATION.**

The form of Proxy must be signed by the Shareholder or by his attorney in writing or, if the Shareholder is a corporation, it must be either under its corporate seal or signed by a duly authorized officer.

A Shareholder who has given a Proxy instrument may revoke it:

(a) by completing a Proxy instrument bearing a later date and depositing it with the Secretary of the Corporation; or

(b) as to any matter on which a vote shall not have already been cast pursuant to the authority conferred by such Proxy instrument, by signing a written notice or verification and delivering it to the Secretary of the Corporation or the Chairman of the Meeting; or

(c) by attending the Meeting in person and personally voting the shares represented by the Proxy instrument; or

(d) in addition to the revocation in any other manner permitted by law, a Proxy may be revoked under Subsection 148(4) of the *Canada Business Corporations Act*, by instrument in writing executed by the Shareholder or by his attorney in writing, (or if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof authorized in writing) to be deposited at either the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which time the Proxy instrument is to be used, or with the Chairman of such Meeting on the day of the Meeting or adjournment thereof.

Exercise of Discretion of Proxies

The shares represented by the enclosed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the Shareholder executing it and if such Shareholder indicates a choice with respect to any matter to be acted on at the Meeting, the shares will be voted accordingly. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS AS SET FORTH IN THE ATTACHED FORM OF PROXY.**

THE ENCLOSED PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING, OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AT THE TIME OF PRINTING THIS CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS OR VARIATIONS, OR OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE MATTERS REFERRED TO IN THE NOTICE OF MEETING.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of April 11, 2002 there were 22,337,343 common voting shares ("Shares" or "Common Shares") issued and outstanding. Each holder of the Shares is entitled to one (1) vote at the Meeting for each Share registered in his or her name as at the close of business on April 11, 2002 (the "Record Date"). At the Meeting, upon a show of hands, every shareholder present in person or represented by Proxy and entitled to vote, shall have one vote, subject to certain restrictions imposed on the ability of a proxyholder to vote by show of hands where such proxyholder has conflicting instructions from more than one Shareholder. On a ballot, every Shareholder present in person or by Proxy has one (1) vote for each share of which he or she is the registered holder. A Shareholder present in person or represented by Proxy may demand a ballot either before or after any vote by show of hands. Only those Shareholders of record on the Record Date shall be entitled to vote at the Meeting or any adjournment thereof, except to the extent that:

(a) such person transfers ownership of any of his shares after the Record Date; and

(b) the Transferee of those shares produces properly endorsed share certificate(s) or otherwise establishes his ownership of the Shares; and

has demanded to the Registrar and Transfer Agent of the Corporation, not later than ten (10) days before the Meeting, that his name be included on the Shareholders' list in which case the transferee shall be entitled to vote the transferred shares at the Meeting.

To the knowledge of the Directors and Senior Officers of the Corporation, only the following persons own, directly or indirectly, or exercise control or direction over, a significant number of all outstanding Shares of the Corporation:

Name of Shareholder	Number of Common Shares	Percentage of Issued and Outstanding Common Shares
Hugh G. Ross	2,233,228	10.0%
George T. Hawes	2,218,150	9.9%

The Registrar and Transfer Agent and Management supplied the above information for the Corporation.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the period ending December 31, 2000, together with the Auditors' Report thereon, (the "Financial Statements"), will be presented to Shareholders at the Meeting. The Financial Statements and Directors' Report to Shareholders are being mailed to Shareholders of record with this Management Proxy Circular. Copies of the Financial Statements, together with the Directors' Report to Shareholders, Notice of Meeting, Management Proxy Circular and Form of Proxy will be available from the Corporation at Suite 2500, Hanover Place, 101 - 6th Avenue SW, Calgary, Alberta, T2P 3P4.

MATTERS TO BE ACTED ON AT THE MEETING

1. Election of Directors

The following directors were elected at the last annual and special meeting of the shareholders of the Corporation held on May 25, 2001: Hugh G. Ross, A. Bruce Macdonald, George T. Hawes, Michael Halvorson and Walter O'Donoghue.

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors comprised of five (5) Directors. Each Director elected will hold office until the next annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated by death, removal or other cause in accordance with the Articles of the Corporation.

EXCEPT WHERE AUTHORITY TO VOTE ON THE ELECTION OF DIRECTORS IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW, ALL OF WHOM ARE NOW MEMBERS OF THE BOARD OF DIRECTORS. Management does not contemplate that any of the nominees will be unable to serve as a director. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Information Concerning Director Nominees Submitted by Management

Name, Country of Ordinary Residence and Other Positions held with the Corporation	Principal Occupation or Employment During the Past Five Years	Year First Became a Director	No. of Shares Beneficially owned Directly or Indirectly	Shares Under Option
Hugh G. Ross[1] Calgary, Alberta, Canada, President, CEO, and Director	President and Chief Executive Officer of Gentry Resources Ltd.	1988	2,233,228	582,500
A. Bruce Macdonald[1][2][4] Calgary, Alberta, Canada Director	President, Stoneyfell Investments Inc., a private oil & gas management consulting company	1995	173,000	182,500
George T. Hawes[3][4] Plandome, New York, U.S.A. Director	President, G. T. Hawes & Co., Inc. a private real estate company	1999	2,218,150	125,000
Michael Halvorson[1][2] Edmonton, Alberta, Canada Director	President of Halcorp Capital Ltd., a private company specializing in the raising of investment capital	1994	562,933	207,500
Walter O'Donoghue[3] Calgary, Alberta, Canada Director	Partner, Bennett Jones, a law firm	1998	128,126	132,500

Notes:

(1) Denotes member of Audit and Risk Management Committee
(2) Denotes member of Compensation and Human Resources Committee
(3) Denotes member of Corporate Governance Committee
(4) Denotes member of Reserve Evaluation Committee

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for the past five years.

The number of shares beneficially owned by nominees for directors, directly or indirectly, as of April 11, 2002 is based on information furnished by the nominees themselves.

2. Reappointment and Remuneration of Auditors

THE PERSONS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF COLLINS BARROW CALGARY LLP, CHARTERED ACCOUNTANTS, AS AUDITORS FOR THE CORPORATION, TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS. COLLINS BARROW WERE FIRST APPOINTED AUDITORS OF THE CORPORATION IN 1987.

3. Amendments to the Amended and Restated Stock Option Plan

The Corporation has instituted a Stock Option Plan that has previously been amended and restated (the "Option Plan") pursuant to which eligible employees, officers and directors are entitled to receive options to acquire Common Shares. The Option Plan is administered by the Compensation and Human Resources Committee of the Board of Directors. A copy of the Option Plan may be obtained by written request to the Secretary of the Corporation.

The Option Plan currently provides that no more than 3,300,000 Shares may be reserved for the issuance pursuant to the terms of the Option Plan. As a result of the Corporation having exhausted the number of Common Shares that have been reserved for issuance under the Option Plan, it is now necessary for the Corporation to reserve additional Common Shares for issuance under the Option Plan. The proposed amendment to the Option Plan shall increase the number of Common Shares reserved for issuance under the Option Plan by 1,000,000 Common Shares to 4,300,000 (the "Option Plan Amendment").

As at December 31, 2001, the aggregate number of Common Shares subject to outstanding stock options exceeded the number of Common Shares reserved for issuance under the Option Plan by 177,500. As a result of the continuing cancellation of old and issuance of new stock options since December 31, 2001, the aggregate number of Common Shares subject to outstanding stock options exceeded the number of Common Shares reserved for issuance under the Option Plan as at April 11, 2002 by 157,500 (the "Excess Options"). The Toronto Stock Exchange has accepted notice from the Corporation of the granting of the Excess Options upon the condition that none of the Excess Options may be exercised by any of the optionees prior to the approval by the shareholders of the Corporation of the Option Plan Amendment and that the shareholders of the Corporation approve the Option Plan Amendment.

As a result of the Option Plan Amendment, the aggregate number of Common Shares subject to stock options presently outstanding and those available for issuance could not exceed 3,305,000, representing approximately 14.8% of the currently issued and outstanding Common Shares.

The Option Plan is intended to provide the Corporation with the ability to issue options to provide the employees, officers and directors of the Corporation with long term equity based performance incentives, which are a key component of the Corporation's executive compensation strategy. The Corporation believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to the enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value. No financial assistance is provided by the Corporation for any optionees to facilitate the exercise of any stock options or the acquisition of any Common Shares pursuant to any exercise of any stock options.

The Option Plan Amendment has been submitted to the Toronto Stock Exchange for approval subject to the condition that Shareholders of the Corporation approve the same at the Meeting. Therefore, at the Meeting, Shareholders will be asked to consider and, if thought fit, pass ordinary resolutions approving the Option Plan Amendment. If the Option Plan Amendment is not approved, the Excess Options must immediately be cancelled by the Corporation and the Corporation may be obligated to offer or provide other forms of compensation to the affected optionees in lieu of the cancelled stock options.

In order to be effective the ordinary resolutions must be passed by at least a majority of the votes cast by Shareholders in person or by proxy at the Meeting who vote in respect of the resolutions.

The full text of the proposed ordinary resolutions of the Shareholders is set forth in Schedule "A" hereto.

IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NOT EXPRESSLY DIRECTED TO THE CONTRARY IN SUCH FORM OF PROXY, TO VOTE THE PROXY IN FAVOR OF THE ORDINARY RESOLUTIONS RESPECTING THE OPTION PLAN AMENDMENT.

4. Authorization to Issue Common Shares under the Employee Share Ownership Plan

The Corporation has instituted an employee share ownership plan effective January 1, 2002 (the "ESOP") in which all employees of the Corporation resident in Canada are eligible to participate. The Corporation matches the participating employee contributions in an amount not exceeding 5% of each participating employee's annual salary from and after July 1, 2002, excluding any bonuses or other payments, perquisites or benefits. Both the employee's and the Corporation's contributions are invested exclusively in Common Shares thereby aligning the interests of employees with those of the shareholders of the Corporation. Since the Corporation currently has no group registered retirement savings plan, pension plan or other retirement plan for its employees, the ESOP is intended to provide employees of the Corporation with additional benefits similar to such plans. Therefore, employer and participating employee matching contributions may be directed by a participating employee of the Corporation to an optional group registered retirement savings plan. Participation in the ESOP is optional and not mandatory for employees of the Corporation. The ESOP is reviewed and directed by the Compensation and Human Resources Committee of the Board of Directors and administered by Computershare Trust Company of Canada. A copy of the ESOP may be obtained by written request to the Secretary of the Corporation.

The ESOP provides that the number of Common Shares that may be issued pursuant to the terms of the ESOP shall be approved and authorized by the shareholders of the Corporation from time to time. Currently, the Corporation proposes that the number of common shares of the Corporation which shall be reserved for issuance pursuant to the terms of the ESOP shall not exceed 500,000, being less than 2.5% of the currently issued and outstanding Common Shares. When the Corporation exhausts the number of Common Shares that are to be reserved for issuance under the ESOP, it shall be necessary for the Corporation to seek future shareholder approval to reserve additional Common Shares for issuance under the ESOP.

A primary purpose of the ESOP is to permit the Corporation to provide more competitive incentive compensation in order to assist it in attracting and retaining qualified professional and other employees in the highly competitive oil and gas industry. The ESOP is intended to provide the Corporation with the ability to issue its Common Shares to its employees thereby providing long term equity based performance incentives, which are a key component of the Corporation's compensation strategy. The Corporation believes it is important to align the interests of its employees with its Shareholders and to link performance compensation to the enhancement of shareholder value. This is accomplished through the use of stock options and common share issuances funded by equal matching contributions of the Corporation and its employees whose value over time is dependent on market value. No financial assistance is provided by the Corporation to any employees who have elected to participate in the ESOP to facilitate the acquisition of any Common Shares.

The ESOP has been submitted to The Toronto Stock Exchange for approval and acceptance subject to the condition that the issuance of Common Shares under the ESOP in an amount not exceeding 500,000 be approved by a disinterested vote of shareholders of the Corporation (the "ESOP Authorization"). Therefore, no Common Shares have yet been issued by the Corporation under the ESOP. A disinterested vote of shareholders of the Corporation requires the approval of a majority of votes cast in person or by proxy at the Meeting by other than directors and officers of the Corporation and their associates (the "Interested Shareholders"). As at April 11, 2002, Interested Shareholders had direct or indirect beneficial ownership of or exercised control or direction over 5,475,163 Common Shares, which may not be voted at the Meeting in respect of the ESOP Authorization.

Therefore, at the Meeting, Shareholders other than Interested Shareholders will be asked to consider and, if thought fit, pass ordinary resolutions approving the ESOP Authorization. If the ESOP Authorization is not approved, the Corporation must immediately terminate the ESOP and the Corporation may be obligated to consider offering or providing other forms of compensation or benefits to its employees in lieu of the ESOP.

In order to be effective the ordinary resolutions must be passed by at least a majority of the votes cast by Shareholders other than Interested Shareholders in person or by proxy at the Meeting who vote in respect of the resolution.

The full text of the proposed ordinary resolutions of the Shareholders is set forth in Schedule "B" hereto.

IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NOT EXPRESSLY DIRECTED TO THE CONTRARY IN SUCH FORM OF PROXY, TO VOTE THE PROXY IN FAVOUR OF THE ORDINARY RESOLUTIONS RESPECTING THE ESOP AUTHORIZATION.

5. Approval of Private Placements

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. The Corporation may undertake one or more financings over the next year and expects some that could be structured as private placements. Under the rules of The Toronto Stock Exchange (the "TSE"), the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% rule"), unless there has been Shareholder approval of such transactions.

Currently the Corporation's issued and outstanding share capital is 22,337,343 Common Shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the 12-month period following approval of this resolution would not exceed 50% of the currently outstanding Common Shares of the Corporation.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(i) it must be substantially with parties at arm's length to the Corporation;

(ii) it cannot materially affect control of the Corporation;

(iii) it must be completed within a twelve (12) month period following the date the Shareholder approval is given; and

(iv) it must comply with the private placement pricing rules of the TSE which currently require that the issue price per Share must not be lower than the closing market price of the Shares on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific Shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next twelve (12) months that will result in it issuing and/or making issuable such number of its Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, the Corporation requests its Shareholders pass an ordinary resolution allowing private placements on the terms described above. The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to continue or expand its activities.

The directors of the Corporation believe the passing of this resolution is in the best interests of the Corporation. In the event the resolution is not passed, the TSE will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule, without specific Shareholder approval. Such restriction could impede the Corporation's timely access to required funds on favourable terms. Therefore, at the Meeting, Shareholders will be asked to consider and if thought fit, pass ordinary resolutions approving such private placements (the "Private Placement Authorization").

In order to be effective the ordinary resolutions must be passed by at least a majority of the votes cast by Shareholders in person or by proxy at the Meeting who vote in respect of the resolutions.

The full text of the proposed ordinary resolutions of the Shareholders is set forth in Schedule "C" hereto.

IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NOT EXPRESSLY DIRECTED TO THE CONTRARY IN SUCH FORM OF PROXY, TO VOTE THE PROXY IN FAVOUR OF THE ORDINARY RESOLUTIONS RESPECTING THE PRIVATE PLACEMENT AUTHORIZATION.

EXECUTIVE COMPENSATION

In accordance with applicable securities legislation, the Corporation had three (3) Named Executive Officers during the financial year ended December 31, 2001, namely its President and Chief Executive Officer, Hugh G. Ross, its Vice President, Exploration and Operations and Chief Operating Officer, R. Gordon McKay and its Vice-President, Finance and Chief Financial Officer, Ketan Panchmatia. Each has served in that capacity during each of the last five (5) financial years of the Corporation.

The following table sets forth the annual, long term and other compensation paid by the Corporation for each of the last three (3) financial years ended December 31, 1999, 2000 and 2001 to the Named Executive Officers:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation (1)			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Hugh G. Ross, President & CEO (2)	2001	$175,650	$35,000	$10,139	50,000	Nil	Nil	Nil
	2000	$132,300	$40,000	$5,062	32,500	Nil	Ni	Nil
	1999	$113,550	$15,000	$6,947	Nil	Nil	Nil	Nil
R. Gordon McKay, Vice President, Exploration & Operations & COO	2001	$135,500	$25,000	$362	50,000	Nil	Nil	Nil
	2000	$106,950	$20,000	$343	25,000	Nil	Nil	Nil
	1999	$96,600	$9,000	Nil	Nil	Nil	Nil	Nil
Ketan Panchmatia, Vice President, Finance, & CFO	2001	$114,000	$20,000	$172	50,000	Nil	Nil	Nil
	2000	$89,400	$20,000	$154	25,000	Nil	Nil	Nil
	1999	$78,525	$6,000	Nil	Nil	Nil	Nil	Nil

Notes:

(1) The Corporation has not issued any stock appreciation rights, restricted shares or restricted share units and does not have any long term incentive plans ("LTIP") nor made any similar payments nor has any pension or retirement plans.

(2) Mr. Ross, in his capacity as a director of the Corporation, also received certain director's fees during the financial years ended December 31, 1999, 2000 and 2001. See "Compensation of Directors".

Options Granted During the Most Recently Completed Financial Year

The following table sets forth all stock options granted by the Corporation during the financial year ended December 31, 2001 to any of the Named Executive Officers:

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Hugh G. Ross, President & CEO	50,000	5.2%	$0.77	$0.77	March 13, 2011
R. Gordon McKay, Vice President, Exploration & Operations & COO	50,000	5.2%	$0.77	$0.77	March 13, 2011
Ketan Panchmatia, Vice President, Finance, & CFO.	50,000	5.2%	$0.77	$0.77	March 13, 2011

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth information concerning options exercised during the financial year ended December 31, 2001 and the value of unexercised options as at December 31, 2001:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at December 31, 2001 ($) Exercisable/ Unexercisable
Hugh G. Ross, President & CEO	25,000	$8,250	538,334/44,166	$461,817/$30,408
R. Gordon McKay, Vice President, Exploration & Operations & COO	40,000	$12,000	158,334/41,666	$135,167/$28,083
Ketan Panchmatia, Vice President, Finance & CFO	25,000	$8,250	208,334/41,666	$177,167/$28,083

The value of the unexercised options at December 31, 2001 was based on the closing price of the Common Shares on the Toronto Stock Exchange as at December 31, 2001, being $1.38.

Employee Share Ownership Plan

The Corporation has instituted an Employee Share Ownership Plan effective January 1, 2002 in which all employees of the Corporation resident in Canada, including the Named Executive Officers, are eligible to participate. The Corporation matches the employee's contribution in an amount not exceeding 5% of the employee's annual salary from and after July 1, 2002, excluding any bonuses or other payments, perquisites or benefits. Both the employee's and the Corporation's contributions are invested exclusively in treasury common shares of the Corporation thereby aligning the interests of employees with those of the Shareholders of the Corporation. For further information see "Authorization to Issue Common Shares under the Employee Share Ownership Plan".

Termination of Employment, Change-in-Control and Employment Contracts

The Corporation has no employment contracts with any employees, including any Named Executive Officers, respecting the resignation, retirement or other termination of employment of any employees, including any Named Executive Officers, or a change-in-control of the Corporation.

The Corporation has implemented an Employment Termination Compensation Plan effective January 1, 2002 (the "Plan") which provides that in the event of a change-in-control of the Corporation each employee of the Corporation, including Named Executive Officers, shall be entitled to specified compensation (which is a function of the annual regular salary and the number of years of service of an employee) for the termination of his employment by the Corporation without "just cause" (as defined in the Plan) or by the employee for "good reason" (as defined in the Plan) within a period of six (6) months after the date of a change-in-control.

As used in the Plan, "change-in-control" of the Corporation means any change in the registered holdings and/or beneficial ownership of the common shares of the Corporation as a result of which a person or a group of persons or persons acting jointly or in concert or persons associated or affiliated with any such person(s) or group(s) within the meaning of the *Canada Business Corporations Act* are in a position to exercise effective control of the Corporation, provided that any such person(s) or group(s) directly or indirectly holding and/or owning and/or controlling common shares of the Corporation in excess of the number that would entitle such person(s) to cast more than 50% of the votes attaching to all common shares of the Corporation that may be cast to elect directors of the Corporation shall be deemed to be in a position to exercise effective control of the Corporation.

Under the Plan, termination of employment includes the occurrence of the following after a change-in-control:

(a) any material change in the employee's office or employment;
(b) any material change in the nature or scope of duties;
(c) any requirement without the employee's agreement to change his place of employment;
(d) any reduction in the employee's remuneration;
(e) any withdrawal of benefits or privileges of employment; or
(f) any exclusion from any incentive compensation plans in which employee was a participant.

The Plan is not in substitution for or replacement of any additional or other compensation to which an employee, including any Named Executive Officer, may be entitled under statute or common law and no legal rights of any employee, including any Named Executive Officer, are adversely affected by the Plan.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee of the Board of Directors of the Corporation (the "Committee") annually reviews, considers and makes recommendations respecting the compensation philosophy and remuneration policy of the Corporation for consideration by the Board of Directors of the Corporation. Among its specific responsibilities, the Committee reviews, considers and recommends for approval:

(a) the compensation philosophies and remuneration policies of the Corporation;

(b) the recommendations of senior management of the Corporation respecting the compensation, including salaries, stock option grants, benefits and perquisites, of the Named Executive Officers and other key employees of the Corporation;

(c) the annual performance objectives for and the performance appraisal of the President and Chief Executive Officer of the Corporation;

(d) any amendments to the provisions of the employee share ownership plan, the amended and restated stock option plan and the benefit programs of the Corporation; and

(e) the compensation of the Board of Directors of the Corporation and its committees, including the granting of stock options to directors of the Corporation.

The Committee is comprised of two (2) members of the Board of Directors of the Corporation. The Committee generally meets three (3) times annually. The members of the Committee during 2001 were Michael Halvorson and A. Bruce Macdonald.

No executive officer of the Corporation serves on the Committee or is a director of a company of which a member of the Committee or a director of the Corporation is an executive officer or director.

Report on Executive Compensation

The objective of the Corporation's executive compensation program is to reward executive officers for corporate performance and personal performance and contributions to the achievement of corporate goals and objectives. The executive compensation program is designed to attract and retain executive officers with superior technical and leadership skills, align the interests of executive officers with those of the shareholders of the Corporation and otherwise create a corporate environment where executive officers are committed to the short term and long term success of the Corporation.

The Corporation compares its executive compensation program and practices to a self-selected group of comparable junior oil and gas companies that compete in the Canadian oil and gas industry which is subject to occasional change as competitors change their focus, merge or are acquired or as new competitors emerge.

The Corporation provides market-based salaries, stock option awards and competitive benefits and perquisites to executive officers.

The Corporation's executive compensation program consists of the following components:

(1) Market-Based Salary

This component is based on competitive salaries in the Canadian oil and gas industry for comparable positions. The salary level is determined by personal performance, contributions to the achievement of corporate goals and objectives and corporate, industry and professional experience. Salaries are targeted at the comparable median salaries of oil and gas industry competitors.

(2) Stock Options

The Corporation provides stock option awards to more closely align the interests of executive officers with those of the Shareholders of the Corporation, enhance shareholder value, influence long term goals, objectives and efforts of executive officers and otherwise provide competitive compensation. The granting of stock option awards to Named Executive Officers and other key employees of the Corporation is dependent upon corporate performance and personal performance and contributions to the achievement of corporate goals and objectives. It is the intention that executive officers have the opportunity to realize a substantial portion of their overall long-term compensation as a result of enhancing shareholder value and that overall compensation be competitive. By using stock options as a key form of incentive compensation for executive officers, increases or decreases in executive officer compensation shall be determined by overall corporate performance, which is generally reflected in the price of the Common Shares.

(3) Benefits and Perquisites

This component consists of life insurance, health plans and employee share ownership plan contributions, which are provided to the Named Executive Officers and all other employees of the Corporation. In addition, certain club memberships are provided to Named Executive Officers.

The President and Chief Executive Officer establishes specific goals and objectives based on the strategy and plans of the Corporation, which goals and objectives are approved by the Board of Directors annually, and reports regularly to the Board of Directors on his progress in accomplishing such goals and objectives.

The Committee's continuing objective and mandate in 2002 is to further ensure the Corporation's executive compensation program directly influences and further improves executive performance and efforts in the achievement of corporate and personal performance goals and objectives.

On behalf of all of the members of the Committee, being Michael Halvorson and A. Bruce Macdonald.

Performance Graph and Table

The following graph and table show changes during the last five (5) years in the value of $100.00 invested on December 31, 1996 in the Common Shares of the Corporation, the TSE 300 Total Return Index and the TSE Oil and Gas Producers Index as at December 31, 2001:


250
200
150
100
50
0
Dec. 31/96
Dec. 31/97
Dec. 31/98
Dec. 31/99
Dec. 31/00
Dec. 31/01
Gentry Common Shares
TSE 300 Total Return Index
TSE Oil & Gas Producers Index

	Dec. 31/96	Dec. 31/97	Dec. 31/98	Dec. 31/99	Dec. 31/00	Dec. 31/01
Gentry Common Shares	$100	$227	$38	$59	$98	$209
TSE 300 Total Return Index	$100	$115	$113	$149	$160	$140
TSE Oil & Gas Producers Index	$100	$90	$62	$76	$112	$116

Compensation of Directors

The directors of the Corporation were paid an annual fee of $10,000 by the Corporation, $1,000.00 per board meeting and $500.00 per committee meeting for services in their capacity as directors of the Corporation during the financial year ended December 31, 2001.

Management Services Contracts

Stoneyfell Investments Inc. provides certain management services to the Corporation. Pursuant to a Consulting Agreement with the Corporation effective January 1, 1999, it received consulting fees in the aggregate amount of $68,500 during the financial year ended December 31, 2000.

A. Bruce Macdonald, a director of the Corporation, is a shareholder, director and officer of Stoneyfell Investments Inc. It provides management advisory and consulting services to the Corporation and its officers and management, and such management services are in addition to the duties and responsibilities to the Corporation of those directors and officers of the Corporation, who are also its shareholders, directors and officers.

Stock Options Granted to and Exercised by Directors

The following stock options were granted to directors of the Corporation during the financial year ended December 31, 2001:

Name	Date of Granting	Securities under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Hugh G. Ross, President & CEO	March 13, 2001	50,000	$0.77	$0.77	March 13, 2011
A. Bruce Macdonald	March 13, 2001	75,000	$0.77	$0.77	March 13, 2011
Michael Halvorson	March 13, 2001	50,000	$0.77	$0.77	March 13, 2011
Walter O'Donoghue	March 13, 2001	50,000	$0.77	$0.77	March 13, 2011
George Hawes	March 13, 2001	50,000	$0.77	$0.77	March 13, 2011

No stock options were exercised by directors of the Corporation during the financial year ended December 31, 2001 other than by Mr. A. Bruce Macdonald who exercised stock options to acquire 50,000 Common Shares at $0.52 each having a value of $0.85 each when acquired, and Mr. Hugh G. Ross who exercised stock options to acquire 25,000 Common Shares at $0.52 each having a value of $0.85 each when acquired.

Options Outstanding in Favour of Directors as at December 31, 2001

The following options to acquire Common Shares were held by directors of the Corporation as at December 31, 2001:

Name of Optionee	Date of Granting	Number of Shares	Exercise Price	Expiry Date
Hugh G. Ross	Jul. 8, 1994	400,000	$0.52	Jul. 8, 2004
	Sep. 22, 1994	25,000	$0.52	Sep. 22, 2004
	Apr. 24, 1998	75,000	$0.50	Apr. 24, 2003
	Feb. 16, 2000	32,500	$0.45	Feb. 16, 2010
	Mar. 13, 2001	50,000	$0.77	Mar. 13, 2011
A. Bruce Macdonald	Apr. 24, 1998	75,000	$0.50	Apr. 24, 2003
	Feb. 16, 2000	32,500	$0.45	Feb. 16, 2010
	Mar. 13, 2001	75,000	$0.77	Mar. 13, 2011
Michael Halvorson	Sep. 22, 1994	50,000	$0.52	Sep. 22, 2004
	Apr. 24, 1998	75,000	$0.50	Apr. 24, 2003
	Feb. 16, 2000	32,500	$0.45	Feb. 16, 2010
	Mar. 13, 2001	50,000	$0.77	Mar. 13, 2011
Walter O'Donoghue	Nov. 2, 1998	50,000	$0.50	Nov. 02, 2003
	Feb. 16, 2000	32,500	$0.45	Feb. 16, 2010
	Mar. 13, 2001	50,000	$0.77	Mar. 13, 2011
George Hawes	Feb. 16, 2000	75,000	$0.45	Feb. 16, 2010
	Mar. 13, 2001	50,000	$0.77	Mar. 13, 2011

Directors and Officers Liability Insurance

The Corporation maintains directors' and officers' liability insurance for the directors and officers of the Corporation, its subsidiaries, and affiliates, including Stratic Energy Corporation and its subsidiaries and affiliates. The Corporation pays the annual premium of $14,000. The aggregate insurance coverage is to a limit of $5,000,000 per year and $5,000,000 per loss, with no deductible with respect to a claim by a director or officer, but subject to a deductible of $25,000 for each claim by the Corporation. No portion of the premium is paid by any of the directors or officers of the Corporation, its subsidiaries, or affiliates.

Indebtedness of Directors and Officers

None of the directors or officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, none of the directors or officers of the Corporation, or any associate or affiliate of such person or Corporation, has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the Corporation, other than as disclosed herein and in particular under the heading "Matters to Be Acted On at the Meeting".

CORPORATE GOVERNANCE

The Toronto Stock Exchange Committee on Corporate Governance in Canada has previously issued a series of proposed guidelines for effective corporate governance (the "TSE Report"). The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and the education of board members. The Toronto Stock Exchange (the "TSE") has adopted, as a listing requirement, the disclosure by each listed corporation, on an annual basis, of its approach to corporate governance with specific reference to each of the guidelines contained in the TSE Report. The following and the Appendix to this Circular describe the Corporation's approach to corporate governance in relation to the guidelines contained in the TSE Report.

Composition of the Board

The Board has determined that of its five (5) director nominees, three (3) are unrelated directors. An unrelated director is defined as one who is independent of management and is free from any interests or any business or other relationships that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. The related directors are Hugh G. Ross and A. Bruce Macdonald.

Committees of the Board

The Board has appointed four (4) committees, the Audit and Risk Management Committee, the Compensation and Human Resources Committee, the Corporate Governance Committee, and the Reserve Evaluation Committee. The Audit and Risk Management Committee is comprised of three (3) members, the majority of which are not unrelated directors, and monitors audit functions and the preparation of financial statements and discusses with management and the independent auditors all significant accounting matters. The Compensation and Human Resources Committee is comprised of two (2) directors, one of whom is unrelated, who make recommendations to the Board of Directors respecting the compensation of directors, officers and employees and the granting of stock options to directors, officers and employees of the Corporation. The Corporate Governance Committee is comprised of two (2) unrelated directors who monitor and make recommendations to the Board of Directors respecting its corporate governance processes and practices. The Reserve Evaluation Committee was constituted in 2001 and is comprised of two (2) directors, one of whom is unrelated, and is charged with reviewing the year-end Reserve Evaluation Report and making recommendations on its acceptance to the Board of Directors.

Mandate and Responsibility of the Board

The Board of Directors is responsible for the stewardship of the Corporation through consultation with management and generally manages the business and affairs of the Corporation. In the area of strategic planning, the management of the Corporation provides an operational analysis of the Corporation to the Board on a regular basis. In connection therewith, the Board discusses various strategic planning matters and identifies business risks associated with the activities of the Corporation, as it considers appropriate, including an analysis and discussion of whether these systems and techniques proposed by management to manage these risks are adequate.

Shareholder Communications

The Corporation communicates regularly with its shareholders and the President & CEO spends a significant portion of his time in shareholder relations, as do other directors and senior management to a lesser degree. This includes published communications, meeting with investors, analysts, and investment fund managers with respect to financial results and other announcements of the Corporation, as well as meetings with individual investors and shareholders. Any significant shareholder concerns are reported regularly to the Board.

Expectations of Management

As part of the Corporation's annual budgeting process, the Board's expectations of management over the next year are discussed and specified. The President & CEO and other members of senior management review the Corporation's progress at board meetings. These reviews report on strategic, operational and financial issues facing the Corporation.

The Board believes that the Board and its committees carry out effective governance of the Corporation's affairs. The Board will continue to review the Corporation's governance practices, particularly in relation to the TSE Report, and will make changes as required.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Management is not aware of any material interest, director or indirect, by way of beneficial ownership of securities or otherwise, of any director or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or any proposed nominee for election as a director, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

OTHER MATERIAL FACTS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

APPROVAL OF CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, on the 11th day of April, 2002.

[signed] "*Hugh G. Ross*"
Hugh G. Ross
President, Chief Executive Officer & Director

[signed] "*Ketan Panchmatia*"
Ketan Panchmatia
Vice-President, Finance and Chief Financial Officer

APPENDIX

GENTRY RESOURCES LTD. (the "Corporation")
BOARD OF DIRECTORS (the "Board")
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange Corporate Governance Disclosure Guidelines	Does the Board satisfy the Guidelines?	Board's Comments
1) The Board should assume responsibility for stewardship of the Corporation and specifically for:		
(a) adoption of a strategic planning process	Yes	The Board meets annually to discuss corporate strategy. The Board provides guidance and direction to management for the development of corporate strategy.
(b) identification of principal risks and implementing risk management systems	Yes	The Board reviews the Corporation's risk management and insurance program and hedging policies and transactions.
(c) succession planning and monitoring senior management	No	The Board has not in the past discussed succession planning.
(d) communications policy	Yes	The Board has mandated effective communication between the Corporation, its stakeholders and the public. Senior management has a mandate to maintain a positive image of the Corporation for the oil and gas industry, shareholders, governments and the public.
(e) integrity of internal control and management information systems	Yes	The Board has, through its committees, established a means for monitoring the implementation of corporate strategy. Each of the following committees is responsible to review and advise the Board on implementation of corporate strategy in the following areas: Compensation and Human Resources: employment and remuneration. Audit and Risk Management: financial reporting and disclosure compliance, and external audit functions and processes. Corporate Governance: corporate governance practices. Reserve Evaluation: oil and gas reserves.
2) Majority of directors should be unrelated	Yes	Hugh G. Ross, President and Chief Executive Officer and A. Bruce Macdonald, are the only directors who are related.

3) Disclosure for each director whether he or she is related or unrelated and how that conclusion was reached	Yes	Hugh G. Ross — Related — President and Chief Executive Officer of the Corporation. A. Bruce Macdonald — Related — Shareholder, director and officer of Stoneyfell Investments Inc., which has entered into a Consulting Agreement effective January 1, 1999 with the Corporation. Of the remainder of the proposed nominees for election as directors and the appointed directors, none of them or their associates have been employed by the Corporation, have material contracts with the Corporation or have received remuneration from the Corporation other than directors fees and stock option grants. Michael Halvorson — Unrelated Walter O'Donoghue — Unrelated George T. Hawes — Unrelated
4) (a) Appoint a committee responsible for the assessment of directors	Yes	The Corporate Governance Committee and Board assess the contributions of directors.
(b) which is composed exclusively of non-management directors, the majority of whom are unrelated	Yes	The Corporate Governance Committee is composed exclusively of non-management and unrelated directors.
5) Implement a process for assessing the effectiveness of the Board, its committees and individual directors	Yes	The Board monitors the quality of the relationship between management and the Board and its committees and recommends improvements.
6) Provide orientation and continuing education programs for new and existing directors	No	The Corporate Governance Committee has not yet implemented director orientation and continuing education programs.
7) Consider reducing the size of the Board with a view to improving effectiveness	Yes	A board of directors must have enough persons to enable it to carry out its duties and responsibilities efficiently and effectively while presenting a diversity of views, skills and experience. The Board reviews the contributions of the directors and considers whether the current size of the Board promotes effectiveness and efficiency and has concluded that it does.
8) Review compensation of directors in light of risks and responsibilities.	Yes	The Compensation and Human Resources Committee is mandated to annually review and recommend to the Board for approval the remuneration of directors.
9) (a) Committees should generally be composed of non-management directors	No	While the Compensation and Human Resources Committee, the Corporate Governance Committee and the Reserve Evaluation Committee are composed solely of non-management directors, the Audit and Risk Management Committee composition includes the Chief Executive Officer.
(b) Majority of committee members should be unrelated	No	While all of the Corporate Governance Committee members are unrelated, the composition of the remaining Committees include related directors.

10) Appoint a committee responsible for the approach to corporate governance issues	Yes	The Board has constituted a Corporate Governance Committee.
11) (a) Define limits to management's responsibilities by developing mandates for:		
(i) the Board	Yes	While the Board and each of its committees have adopted specific mandates or terms of reference, the Board retains plenary power and the duty and responsibility to manage the business and affairs of the Corporation. The Board delegates specific duties and responsibilities to Board committees and senior management and imposes corresponding expenditure and other limitations. Any duty or responsibility that is not delegated to senior management or a Board committee remains with the Board.
(ii) the Chief Executive Officer	Yes	The Chief Executive Officer's objectives constitute an annual mandate. These objectives include the general mandate to maximize shareholder value.
(b) Board should approve the Chief Executive Officer's corporate objectives	Yes	The Board annually reviews the Chief Executive Officer's objectives, which are considered and approved by the Board.
12) Establish procedures to enable the Board to function independently of management	Yes	The Board may meet without management in attendance. The Board does not have a chairperson. Each of the Committees has a chairperson.
13) (a) Establish an Audit Committee with a specifically defined mandate	Yes	A specific mandate and terms of reference have been established for the Audit and Risk Management Committee and it is generally mandated to review external audit functions and review quarterly financial statements, review press releases on financial results, review the management discussion and analysis in the Annual Report, and meet with the external auditors.
(b) all members of which should be non-management directors	No	While the majority of the members of the Audit and Risk Management Committee are non-management directors, the Chief Executive Officer is a member of the committee.
14) Implement a system to enable individual directors to engage external advisers at the Corporation's expense	Yes	Individual directors can engage external advisors with the prior authorization of the Board.

SCHEDULE "A"

Resolutions of the Shareholders of Gentry Resources Ltd. (the "Corporation")

RE: AMENDMENT TO THE AMENDED AND RESTATED STOCK OPTION PLAN

WHEREAS the Corporation has implemented a Stock Option Plan as amended and restated for its employees, officers, directors and other service providers (the "Option Plan");

AND WHEREAS the number of common shares of the Corporation (the "Common Shares") reserved for issuance under the Option Plan is 3,300,000;

AND WHEREAS the Corporation desires to increase the number of Common Shares reserved for issuance under the Option Plan in order to permit it to continue to grant stock options to its employees, officers, directors and other service providers;

BE IT RESOLVED THAT:

1. the Option Plan be further amended to increase the total number of Common Shares which are reserved for issuance by 1,000,000 to 4,300,000 (the "Option Plan Amendment"); and

2. any one or more officers or directors of the Corporation be and is hereby authorized for and on behalf of the Corporation, under the seal of the Corporation or otherwise, to execute and deliver any and all agreements, documents, certificates, declarations, notices and other instruments in writing respecting the Option Plan and/or Option Plan Amendment and to do any and all other acts and things, as may in the opinion of such officer(s) or director(s), be necessary, desirable or advisable in order to give effect to the Option Plan and/or Option Plan Amendment or these resolutions, such execution and delivery by such officer(s) or director(s) to be conclusive approval of the same by the shareholders of the Corporation, including compliance with all securities laws, rules and regulations and stock exchange policies, bylaws and regulations.

SCHEDULE "B"

Resolutions of the Shareholders of
Gentry Resources Ltd. (the "Corporation")

RE: ISSUANCE OF COMMON SHARES UNDER THE EMPLOYEE SHARE OWNERSHIP PLAN

WHEREAS the Corporation has implemented an Employee Share Ownership Plan for its employees (the "ESOP") whereby the Corporation and its participating employees make equal matching contributions which are invested exclusively in treasury common shares of the Corporation (the "Common Shares");

AND WHEREAS the number of Common Shares to be reserved for issuance under the ESOP is 500,000;

BE IT RESOLVED THAT:

1. the Corporation be authorized to issue Common Shares in an amount not exceeding 500,000 to its employees, or a trustee on behalf of its employees, under and pursuant to the terms, conditions and provisions of the ESOP as instituted, approved, amended and restated from time to time by the board of directors of the Corporation (the "ESOP Authorization"); and

2. any one or more officers or directors of the Corporation be and is hereby authorized for and on behalf of the Corporation, under the seal of the Corporation or otherwise, to execute and deliver any and all agreements, documents, certificates, declarations, notices and other instruments in writing respecting the ESOP and/or ESOP Authorization and to do any and all other acts and things, as may in the opinion of such officer(s) or director(s), be necessary, desirable or advisable in order to give effect to the ESOP and/or ESOP Authorization or these resolutions, such execution and delivery by such officer(s) or director(s) to be conclusive approval of the same by the shareholders of the Corporation.

SCHEDULE "C"

Resolutions of the Shareholders of
Gentry Resources Ltd. (the "Corporation")

RE: ADVANCE APPROVAL OF PRIVATE PLACEMENTS

WHEREAS the Corporation has determined it to be in the best interests of the Corporation to obtain advance shareholder approval in anticipation of private placements that may exceed the rules of The Toronto Stock Exchange which only permit the issuance pursuant to certain types of private placement transactions during any particular 6 month period of a maximum of 25% of the number of shares outstanding on an a non-diluted basis prior to giving effect to such transaction in the absence of shareholder approval (the "TSE 25% Rule");

BE IT RESOLVED THAT:

1. the Corporation be authorized to enter into one or more private placements in the next twelve (12) months that will result in the issuance or approval to issue such number of common shares (the "Shares") taking into account any Shares that may be issued under exercise of any warrants, options or other rights granted in connection with the private placements in excess of the TSE 25% Rule to a maximum of 50% of the currently outstanding common shares of the Corporation (the "Private Placement Authorization");

2. the Private Placement Authorization is subject to the following additional restrictions in connection with any private placement to be proceeded with by the Corporation under the advance approval being sought:

   (a) it must substantially be with parties at arm's length to the Corporation;
   (b) it cannot materially affect control of the Corporation;
   (c) it must be completed within a 12 month period following the date the Shareholder approval is given; and
   (d) it must comply with the private placement pricing rules of The Toronto Stock Exchange; and

3. any one or more officers or directors of the Corporation be and is hereby authorized for and on behalf of the Corporation, under the seal of the Corporation or otherwise, to execute and deliver any and all agreements, documents, certificates, declarations, notices and other instruments in writing respecting the Private Placement Authorization and to do any and all other acts and things, as may in the opinion of such officer(s) or director(s), be necessary, desirable or advisable in order to give effect to the Private Placement Authorization or these resolutions, such execution and delivery by such officer(s) or director(s) to be conclusive approval of the same by the shareholders of the Corporation, including compliance with all securities law, rules and regulations and stock exchange policies, bylaws and regulations.


GENTRY
RESOURCES LTD.

INSTRUMENT OF PROXY FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, MAY 31, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of Gentry Resources Ltd. (the "Corporation") hereby appoints Hugh G. Ross, President, Chief Executive Officer and Director of the Corporation or, failing him, Ketan Panchmatia, Vice President, Finance and Chief Financial Officer of the Corporation or, instead of either of the foregoing, ________________________, as my Proxy, with full power of substitution, to attend and vote for and on behalf of the undersigned at the Annual General and Special Meeting of the Shareholders, to be held on the 31st day of May, 2002, at the hour of 10:30 in the forenoon, Calgary Time, and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or any such adjournment thereof; provided that the undersigned specifies and directs the persons above named to vote the shares registered in the name of the undersigned with respect to the matters set forth in Items 1 to 6 as follows:

1. For the election of directors as more particularly described in the accompanying Management Proxy Circular.

   FOR ☐ WITHHOLD FROM VOTING ☐

2. For the reappointment of Collins Barrow Calgary LLP, Chartered Accountants, as the auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors as more particularly described in the accompanying Management Proxy Circular.

   FOR ☐ WITHHOLD FROM VOTING ☐

3. To approve, ratify and confirm the amendment to the Amended and Restated Stock Option Plan of the Corporation as more particularly described in the accompanying Management Proxy Circular.

   FOR ☐ AGAINST ☐

4. To approve, ratify and confirm the issuance of common shares of the Corporation pursuant to the Employee Share Ownership Plan of the Corporation as more particularly described in the accompanying Management Proxy Circular.

   FOR ☐ AGAINST ☐

5. To authorize the Corporation to issue up to 50% of its share capital pursuant to private placements with the next 12-month period following approval of the resolution as more particularly described in the accompanying Management Proxy Circular.

   FOR ☐ AGAINST ☐

6. To transact such other business as may properly come before the Meeting.

   FOR ☐ WITHHOLD FROM VOTING ☐

Unless otherwise indicated above, this Proxy shall be voted in favour of the resolutions referred to in the accompanying Management Proxy Circular.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE ANNUAL GENERAL AND SPECIAL MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY TO THE CORPORATION AS INDICATED BELOW.

The undersigned hereby revokes any prior proxies.

DATED this _______ day of _______________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (please print)

Notes:

1. A Shareholder has the right to appoint a person, who need not be a Shareholder, to attend and act on his or her behalf at the annual general and special meeting other than the persons designated in this Form of Proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose and striking out the other names or by completing another proper Form of Proxy and, in either case, by delivering the completed form of proxy to the corporation as indicated below.

2. This Form of Proxy must be dated and executed by the Shareholder (using exactly the same name in which the shares are registered) or by his attorney authorized in writing or, if the Shareholder is a body corporation, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators or trustees, etc., should so indicate. If this Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder by the Corporation.

3. In order for this Form of Proxy to be effective, it must be signed and deposited with the Secretary of the Corporation, c/o Gentry Resources Ltd, 2500, 101 – 6th Avenue SW, Calgary, Alberta, T2P 3P4, not less that 48 hours (excluding Saturdays, Sundays and holidays) before the meeting or any adjournment thereof.



Gentry Resources Ltd.
2500, 101 – 6th Avenue SW
Calgary, AB T2P 3P4
Phone (403) 264-6161
Fax (403) 266-3069

News Release

Gentry Announces First Quarter Results

Calgary, Alberta, May 29, 2002 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the quarter ended March 31, 2002.

HIGHLIGHTS

- Average daily production for the first quarter increased 37% to 1,770 boe/d from 1,295 boe/d, recorded in the corresponding period of 2001.
- Crude oil and natural gas liquids for the period rose 15% to 1,026 bbls/d, while natural gas grew by 84% to 4,463 mcf/d.
- The Company's current daily production is 1,910 boe/d, weighted 54% to oil and liquids and 46% to natural gas.
- Cash flow was up 10% to $1,596,273 from $1,451,801 recorded in the first three months of 2001.
- Gross revenues of $3,956,267 were slightly lower than the $4,082,508 recorded in the first three months of 2001.
- Gentry recorded a profit of $402,467, down from $827,868 recorded in the corresponding period of 2001.
- The Company completed a second farm-in agreement on lands in the Princess area of southern Alberta, increasing the Company's undeveloped landholdings to 63,821 net acres.
- Recent drilling successes will add significant gas volumes over the year with the major increase anticipated for late in the third quarter upon the completion of the Company's Princess gas plant.

Financial Highlights

	Three months ended March 31		
	2002	**2001**	**% Change**
Gross Revenue	$ 3,956,267	$ 4,082,508	(3)%
Cash Flow From Operations	1,596,273	1,451,801	10%
Per Common Share - basic	0.07	0.07	-
Per Common Share - diluted	0.07	0.07	-
Net Income	402,467	827,868	(51)%
Per Common Share - basic	0.02	0.04	(50)%
Per Common Share - diluted	0.02	0.04	(50)%
Capital Expenditures	2,754,835	2,646,138	4%
Common Shares outstanding			
Weighted Average - basic	22,215,464	20,832,969	7%
Weighted Average - diluted	22,513,777	20,941,105	8%

Operational Highlights

	Three months ended March 31		
	2002	**2001**	**%Change**
Production			
Crude Oil and NGLs (bbls/d)	1,026	891	15%
Natural Gas (mcf/d)	4,463	2,426	84%
Oil Equivalent (boe/d)	1,770	1,295	37%

Gas is converted into boe on the basis of 6 mcf per boe.

Commodity Prices			
Crude Oil ($/bbl)	$ 27.13	$ 25.64	6%
Natural Gas ($/mcf)	$ 3.61	$ 9.29	(61)%
Oil Equivalent ($/boe)	$ 24.83	$ 35.03	(29)%

OPERATING PERFORMANCE

Crude oil and ngls volumes increased 15% to 1,026 bbls/d during the first three months of 2002, compared to 891 bbls/d in the corresponding period in 2001. Natural gas sales increased 84% to 4,463 mcf/d from 2,426 mcf/d a year ago. Production for the period was comprised of 58% oil and liquids and 42% natural gas.

FINANCIAL PERFORMANCE

Production revenues for the first three months of 2002 decreased 3% to $3,956,267, compared with $4,082,508 in the corresponding period in 2001. Cash flow from operations increased 10% to $1,596,273 ($0.07 per share) compared to $1,451,801 ($0.07 per share), while net income was $402,467 ($0.02 per share) compared to $827,868 ($0.04 per share) a year ago.

This year's three-month crude oil and ngl prices averaged $27.13 per barrel compared to $25.64 per barrel in the first quarter of 2001. Natural gas prices were down significantly, averaging $3.61 per mcf compared to the record $9.29 per mcf achieved in the first quarter of 2001. As a result of the significant reduction in gas prices, boe pricing was down 29% to $24.83 from $35.03/boe in 2001.

OPERATIONS UPDATE

Princess

At Princess, the Company continues to move aggressively forward on its large land position and anticipates first production from its December 2001 drilling program to commence late in the third quarter of this year. Gentry and its partner have approved and committed funds for the construction of a gas plant capable of processing 12-15mmcf/d of raw gas and are currently working with area residents and associations to ensure local facility compliance issues are met. Construction of the plant should begin in June with completion and equipment testing occurring over the summer. First gas is anticipated to flow on September 1st from the discovery well that AOF tested 12 mmcf/d. Additional earning wells under the original farm-in agreement will be drilled during the third and fourth quarters of this year and tied into the Company's gas plant. A provision of the original farm-in agreement requires that any wells drilled on earned lands will be drilled once all the option lands have either been elected or dropped. Additionally, two wells are planned in the third quarter as earning wells to a recently announced 15-section farm-in on lands contiguous to the original 55 section Princess farm-in. Both Mississippian and Devonian reservoirs are the main targets for the combined 70 section exploration fairway.

Sedalia

In March of this year Gentry drilled a well targeting Cretaceous aged sands that resulted in a successful gas well. This well, in the Sedalia area of east central Alberta, was tied-in to existing infrastructure in April and is currently producing at 750 mcf/d (net 413 mcf/d). The Company expects to drill another well in this area by mid June and anticipates spending more technical and capital resources in this and adjacent areas in the coming months.

Red Willow
The Company is currently tying in two wells in its Red Willow core area and anticipates these wells will be producing gas by mid June. A third well is presently being equipped as an oil well and is also expected to come on production by mid June. The Company continues to evaluate its land holdings in Red Willow and expects to drill at least one more development well by year-end.

Through the very nature of the Company's asset base there is a constant stream of non operated drilling and facility improvements that continually enhance the Company's base production. Chief among these assets is the Company's 30.5% interest in Baldwinton, a prolific heavy oil property producing from the Sparky sandstone. Gentry is participating in one well in Baldwinton this quarter and anticipates drilling more wells in the coming months. Another key Company asset is the Dollard Unit of southwest Saskatchewan. The Company is participating in a three firm plus two contingent well program starting this summer. These wells are a follow-up to the successful drilling program in 2001. The Company plans to dedicate exploration staff to follow up on leads developed from in-house initiatives along this southwest Saskatchewan Jurassic/Cretaceous trend.

The Company continues to acquire land and prospects along geological trends that utilize, and benefit from, the expertise residing in-house. More will be said on these areas as they develop and evolve from exploration lands to become focus areas.

The Company's increased level of drilling activity is continuing to generate strong cash flow and production performance to maintain Gentry's consistent growth trend.

Gentry currently has 22,061,243 common shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact: Hugh Ross, President & Chief Executive Officer (403) 264-6161
Ketan Panchmatia, Chief Financial Officer (403) 264-6161
R. Gordon McKay, Chief Operating Officer (403) 264-6161
Roger Fullerton, Manager, Investor Relations (952) 929-7243
Website: www.gentryresources.com
Email: gentry@gentryresources.com

TSX Symbol: GNY